

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05045909

February 24, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/24/2005

Re: Intel Corporation
Incoming letter dated January 7, 2005

Dear Mr. Mueller:

This is in response to your letters dated January 7, 2005 and February 18, 2005 concerning the shareholder proposal submitted to Intel by Robert D. Morse. We also have received a letter from the proponent dated January 17, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR - 1 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
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rmueller@gibsondunn.com

January 7, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. Robert D. Morse*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation ("Intel"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Stockholders Meeting (collectively, the "2005 Proxy Materials") a stockholder proposal and supporting statement (the "Proposal") received from Mr. Robert D. Morse (the "Proponent"). The Proposal, which Intel received on September 21, 2004, and all related correspondence are attached hereto as Exhibit A.

The Proposal requests that Intel "return the word "Against" to all voting cards on the vote for Director for the Year 2005 meeting." On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponent, informing him of Intel's intention to exclude the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Intel files its definitive 2005 Proxy Materials with the Commission. On behalf of Intel, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to Intel only.

BASES FOR EXCLUSION

We believe that the Proposal may be properly excluded from the 2005 Proxy Materials pursuant to the following rules:

I. **Rule 14a-8(i)(2) and Rule 14a-8(i)(3), because implementation of the Proposal would result in Intel's 2005 Proxy Materials being false or misleading under rule 14a-9;**

II. **Rule 14a-8(i)(8), because the Proposal relates to the election of directors;**

III. **Rule 14a-8(i)(6), because Intel lacks the power to implement it; and**

IV. **Rule 14a-8(i)(10), because Intel has substantially implemented the Proposal.**

Alternatively, should the Staff not concur that the Proposal is excludable under one of the bases set forth above, we respectfully request that the Staff concur that portions of the Proposal may be excluded as materially false and misleading under Rule 14a-8(i)(3).

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) Because Implementation would Result in Intel's 2005 Proxy Materials Being False or Misleading under Rule 14a-9.

Under Rule 14a-8(i)(2), a company may omit a stockholder proposal from its proxy materials if the proposal's implementation would cause the company to violate any state, federal or foreign law to which it is subject. Moreover, a company may omit a stockholder proposal under Rule 14a-8(i)(3) if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading . . . ." As discussed in detail below, the Staff has issued no-action relief under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) with respect to numerous proposals submitted by the Proponent requesting that the word "Against" be included in companies' proxy cards for the election of directors. Consistent with these previous Staff decisions, we believe that Intel may properly omit the Proposal from its 2005 Proxy Materials pursuant to Rules 14a-8(i)(2) and 14a-8(i)(3) because the Proposal would cause Intel to violate Rule 14a-9.

The Proposal requests that Intel change the format of Intel's proxy card to "return the word "Against" to all voting cards on the vote for Director for the Year 2005 meeting." The Staff recently granted no-action relief with respect to two proposals submitted by the Proponent to Avaya Inc. ("Avaya"). *See Avaya Inc.* (avail. Nov. 4, 2004). The first *Avaya* proposal is identical to the Proposal, and the second *Avaya* proposal is identical to the Proposal except that it was modified to add "in the vote for Directors" after "return the word 'Against' to all voting cards." The Staff concurred that both proposals are excludable under Rule 14a-8(i)(2) on the basis that, "because Avaya's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposals would result in Avaya's proxy materials being false or misleading under rule 14a-9."

Intel, like Avaya, is a Delaware corporation. Section 216 of the Delaware General Corporation Law (the "DGCL") provides that, in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). Neither Intel's Certificate of Incorporation nor Intel's Bylaws opts out of the plurality voting specified by Delaware law. *See* Exhibit B and Exhibit C. Instead, Intel's Bylaws provide in Article II, Section 1 that "the directors shall be elected by a plurality vote of the shares represented in person or by proxy at the stockholders annual meeting in each year and entitled to vote on the election of directors." Therefore, the directors of Intel, like those at Avaya, are elected by a plurality vote.

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for election, the nominee would nonetheless be elected so long as the votes for election exceeded the number of votes cast in favor of other nominees. Thus, under the DGCL in light of Intel's Certificate of Incorporation and Bylaws, votes cast against a nominee director will have no "legal effect."[1] Although not admitted to practice law in the State of Delaware, I

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[1] The Staff has granted no-action on the same basis to companies incorporated in other jurisdictions in response to substantially similar proposals submitted by the Proponent. For example, in response to a no-action request from AT&T Corp. ("AT&T"), the Staff agreed it would take no action if, pursuant to Rule 14a-8(i)(2), AT&T excluded a proposal that was substantially identical to the proposal in *Avaya* and to the Proposal. *See AT&T Corp.* (avail. Mar. 11, 2002) (*Recon.*). Similar to the Staff's conclusion in *Avaya*, the Staff in *AT&T* found that "AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, and therefore it appears that implementation of the proposal

[Footnote continued on next page]

am generally familiar with the DGCL. Accordingly, the Staff may rely on foregoing statements regarding Delaware law as an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii) of the Exchange Act.

Moreover, in 1979, when the Commission adopted amendments to Rule 14a-4 that prescribes the form of the proxy card, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for stockholders to vote "against" nominees for directors. *See Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally*, Exchange Act Release No. 16356 at 11 (Nov. 21, 1979), 18 *SEC Docket* 997, 999 (December 4, 1979). Instead, the Commission determined to require that proxy cards provide a space for stockholders to withhold voting authority for directors because, in a plurality voting situation, a vote "against" a director has no effect. Consequently, to provide stockholders a proxy card that indicates the stockholder may vote "against" a director, therefore, could mislead a stockholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this potential for confusion in amending Rule 14a-4, the Commission stated, "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders." *Id.* Accordingly, the term "withhold authority" has been substituted in the rule. Implementing the Proposal would require Intel to follow the very procedure that was rejected by the Commission as misleading to stockholders. Intel would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would be misleading because it would give stockholders the misimpression that "against" votes would have an effect on the outcome of the election. This result would contravene Rule 14a-9, as the Staff recognized in the significant no-action letter precedent cited above.

The Staff also has granted no-action relief to several companies with respect to nearly identical proposals submitted by the Proponent. For example, the Staff excluded a proposal submitted to The Coca-Cola Co. ("Coca Cola") that is substantially identical to the Proposal. *See The Coca-Cola Co.* (avail. Feb. 6, 2002). In finding the proposal in *Coca-Cola* excludable under Rule 14a-8(i)(2) the Staff noted "because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of the proposal would result in Coca-Cola's proxy materials being false or misleading under

[Footnote continued from previous page]
would result in AT&T's proxy materials being false or misleading under rule 14a-9." *See, e.g., AT&T Corp.* (avail. Feb. 26, 2003) (New York law); *Eastman Kodak Company* (avail. Jan. 24, 2003) (New Jersey law); *CSX Corporation* (avail. Jan. 2, 2003) (Virginia law).

rule 14a-9." Coca-Cola was organized under Delaware law. Coca-Cola, by way of a supporting legal opinion, indicated that Section 216 of the Delaware General Corporation Law (the "DGCL") provides that a corporation's board of directors is elected by a plurality of votes cast unless otherwise provided in a corporation's charter or by-laws. Because Coca-Cola had not opted out of this plurality voting requirement, a vote against a nominee for election as director would have no effect in determining whether a nominee is elected as director. The Staff's no-action precedent is extensive with respect to companies incorporated in Delaware, like Intel. *See General Motors Corp.* (avail. Apr. 2, 2003) (Recon.); *Mattel, Inc.* (avail. Feb. 21, 2003); *AT&T Wireless Services Inc.* (avail. Jan. 24, 2003); *Citigroup Inc.* (avail. Jan 2, 2003); *The Coca-Cola Co.* (avail. Jan. 2, 2003); *Entergy Corp.* (avail. Jan. 2, 2003); *Occidental Petroleum Co.* (avail. Jan. 2, 2003); *Lucent Technologies Inc.* (avail. Nov. 18, 2002); *Visteon Corporation* (avail. Feb. 20, 2002).[2]

In sum, the Proposal requests that Intel provide for votes "against" directors in Intel's proxy even though Intel's governing instruments do not opt out of plurality voting that is otherwise specified by Delaware law. Therefore, Intel requests the Staff's concurrence that Intel may omit the Proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because implementation of the Proposal would result in Intel's 2005 Proxy Materials being false and misleading in violation of Rule 14a-9.

II. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because It Relates to the Election of Directors.

Intel believes that it may exclude the Proposal because it requests that Intel include in the 2005 Proxy Materials a stockholder's solicitation for votes against Intel's director nominees. Rule 14a-8(i)(8) allows a company to exclude a stockholder proposal when the proposal "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including Rule 14a-11, are applicable." SEC Release No. 34-12598 (July 7, 1976).

The Proposal requests that Intel provide stockholders the ability to vote against specific Intel director nominees (*i.e.*, those being considered at the 2005 annual meeting). Moreover, the statement in support of the Proposal asserts that "[b]y voting out company nominated directors,

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[2] The stockholder proposals at issue in these no-action letters are substantially similar to the Proposal in that all of these proposals requested revising a company's proxy card in the election of directors to allow stockholders to vote "against" nominees.

your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration." In this respect, the Proposal is comparable to proposals seeking to require a company to furnish proxy advisory firm voting recommendations in the company's proxy materials. As a result of recent technological changes, reduced regulation of proxy solicitations and other developments that promote communications among stockholders, non-traditional election contests may arise even with respect to director nominations submitted by a company's board. If a proxy advisory proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of the management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect stockholders by imposing disclosure obligations and other procedural safeguards when a stockholder solicits against the company's board nominees. Consequently, on multiple recent occasions, the Staff has concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy material under Rule 14a-8(i)(8). *See, e.g., Tenet Healthcare Corp.* (avail. Mar. 15, 2004); *Peabody Energy Corp.* (avail. Feb. 19, 2004); *PG&E Corp.* (avail. Feb. 4, 2004); *Wilshire Oil Co. of Texas* (avail. March 28, 2003); *Healthsouth Corp.* (avail. Mar. 10, 2003); *Lipid Sciences, Inc.* (avail. May 2, 2002); *Exxon Mobil Corp.* (avail. Mar. 20, 2002); *Cirrus Logic, Inc.* (avail. July 18, 2000); *Gillette Co.* (avail. Feb. 25, 2000); *Bristol-Myers Squibb Co.* (avail. Feb. 24, 2000); *Citigroup Inc.* (avail. Feb. 24, 2000); *Warner-Lambert Co.* (avail. Feb. 24, 2000); *Equus II Inc.* (avail. Feb. 24, 2000); *Pfizer, Inc.* (avail. Feb. 22, 2000).

The Staff has consistently permitted the exclusion of proposals that similarly question the suitability of directors to hold office. In *Xerox Corp.* (avail. Mar. 9, 2001), the Staff concurred on the basis of Rule 14a-8(i)(8) that a proposal may be excluded that included accusatory statements that current directors had committed a "serious breach of trust," were "dominated and influenced by employee directors," and must "accept responsibility for [the] unacceptable performance" of the company. *See also Honeywell Int'l. Inc.* (avail. Mar. 2, 2000); *Black & Decker Corp.* (avail. Jan. 21, 1997).

Furthermore, the Staff has previously granted no-action relief under Rule 14a-8(i)(8) to companies that received similar proposals from the Proponent. The Staff determined that one of Proponent's prior proposals could be omitted in its entirety unless the following supporting statement was deleted: "Please vote YES for this proposal and place an 'X—against All', for #1 proposal on line for 'except' director nominees, until they stop this practice." *See Phillips-Van Heusen Corp.* (avail. Apr. 6, 1999); *Crown Cork & Seal Co., Inc.* (avail. Feb. 24, 1999); *Entergy Corp.* (avail. Jan 19, 1999).

In *AT&T Corp.* (avail. Mar. 11, 2002) (*Recon.*), *Wm. Wrigley Jr. Co.* (avail. Jan. 2, 2002), and *Exxon Mobil Corp.* (avail. Feb. 26, 2002), the Proponent's proposals included an additional proposal: "FURTHER: Since Management claims the right to advise an 'AGAINST' vote in matters presented by Shareowners, I likewise have the right to ask for a vote 'AGAINST' all Company select nominees for Director until directors stop the practice of excessive remuneration for Management other than base pay and some acceptable perks." The Staff, agreeing with the companies' treatment of the statement as a separate proposal, found that it was excludable under Rule 14a-8(i)(8).

Similarly, the Proponent here seeks to foster votes against Intel's board nominees. The Proposal does not relate to Intel's general solicitation process, but instead specifically addresses voting on its nominees at Intel's annual meetings. Like the Proponent's past proposals, this Proposal attempts to garner votes against the current directors with impugning allegations that, among other things, the directors are engaging in "outlandish remuneration." Because the Proposal's stated purpose is to generate votes in opposition to Intel's director nominees, we believe it is excludable under Rule 14a-8(i)(8).

III. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

The Proposal is moot because Intel's existing proxy card and a proxy card, as revised by the Proposal, would produce the identical result in determining which director nominee is elected to Intel's board. Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if it has been rendered moot because a company has already substantially implemented the proposal. The Staff has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. *See* Release No. 34-20091 (August 16, 1983).

The Proposal seeks to change the proxy card by using the word "against" in the election of directors section of the proxy card, rather than "withhold." As previously discussed, Intel is a Delaware company and, because Intel's Certificate of Incorporation and Bylaws do not opt out of the Delaware provision for plurality voting for directors, a vote "against" a director has no effect under the Delaware laws. As a result, regardless of whether the proxy card contains the word "withhold" or the word "against," the same directors would be elected, creating an identical result.

For these reasons, we believe that the Proposal may be excluded under Rule 14a-8(i)(10) because the Proposal has already been substantially implemented since the outcome of the election of directors would be identical if the word "against" were to be substituted for the word "withhold" on Intel's proxy card.

IV. The Proposal Is Excludable under Rule 14a-8(i)(6) as Intel Lacks the Power to Implement It.

Rule 14a-8(i)(6) permits the omission of a stockholder proposal and any statement in support thereof if the proposal deals with a matter beyond a company's power to effectuate. The Proposal requests that Intel's stockholders approve, at the 2005 annual meeting changes to Intel's proxy cards "for the Year 2005 meeting." Intel would be incapable of implementing such a change as proposed. The Proposal calls for a vote of stockholders at the 2005 meeting to change the voting cards for the 2005 meeting. If the Proposal was to obtain the requisite stockholder approval at the 2005 annual meeting, Intel would lack the power to implement the Proposal as 2005 annual meeting will have been held and completed. Thus, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because Intel lacks the power to implement it.

V. Portions of the Proposal are Materially False And Misleading in Violation of Proxy Rule 14a-9 and, Therefore, Require Revision Under Rule 14a-8(i)(3).

Should the Staff determine that the Proposal is not excludable under the bases discussed above, we respectfully request that the Staff require the Proponent to revise the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous statements that are materially false or misleading in violation of Rule 14a-9.

SEC Staff Legal Bulletin No. 14B (avail. Sept. 15, 2004) (SLB 14B) reiterates that Rule 14a-8(i)(3) permits exclusion of a proposal or statement that is contrary to Rule 14a-9. As discussed above, Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading." Note (b) to Rule 14a-9 states that "misleading" material includes that which "[d]irectly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Specifically, unfounded assertions representing the unsubstantiated personal opinion of a stockholder have long been viewed as excludable under this provision. *See, e.g.*, *Detroit Edison Co.* (avail. Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)) and *MascoTech, Inc.* (avail. April 3, 2000) (statement that "[t]urnover [of directors] reduces the possibility of inbreeding—so prevalent historically at Masco companies—and provides sources of new ideas, viewpoints, and approaches" could be omitted under Rule 14a-8(i)(3)). Furthermore, SLB 14B states, in relevant part, "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate" where:

- "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation"; and

- "the company demonstrates objectively that a statement is materially false or misleading."

As discussed above with respect to the Proposal, and as discussed below with respect to the supporting statement, in light of the numerous ways in which the Proposal and supporting statement are false and misleading, it is appropriate to exclude the entire Proposal. If the Staff does not agree with the exclusion of the entire proposal, we request that no action be taken if we omit the statements described herein.

1. <u>The Proposal Impugns Intel's Management in Violation of Rule 14a-9.</u>

The Proposal contains several unsupported, false and misleading assertions that Intel's officers and directors are acting improperly. As stated above, SLB 14B supports the exclusion of statements that "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." Specifically, we believe that the following statements improperly impugn the character of Intel's officers and directors and charge that they have acted improperly:

- "These are YOUR assets being diverted for mostly Management's gain;" and

- "A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire."

The first statement indicates that Intel's leadership has acted improperly by wasting corporate assets. The second statement impugns the character of Intel's management by indicating that these individuals "desire" an "exorbitant" lifestyle. The Proponent provides no supporting evidence for any of these allegations, which are, at most, the Proponent's opinions. In addition, these statements are irrelevant to the subject matter of the Proposal, the return of "Against" to voting cards in the election of directors, and are likely to cause stockholder confusion regarding the matter on which they are being asked to vote. These statements each impugn Intel's management and directors without factual foundation and do not relate to the matter on which stockholders are being asked to vote and are therefore all false and misleading in violation of Rule 14a-9.

2. <u>The Proposal Mischaracterizes the Proxy Materials.</u>

The Proposal also mischaracterizes Intel's Proxy Materials in contravention of Rule 14a-8(i)(3). As stated above, SLB 14B supports exclusion or modification of statements where "the company demonstrates objectively that a statement is materially false or misleading." On this basis, we believe the following statements must be excluded: "You are denied 'The Right of Dissent', a violation of the Constitution or the Bill of Rights."

This statement is materially false and misleading for a number of reasons. First, not having "against" on the voting cards for director elections is not a violation of the Constitution or the Bill of Rights. Second, the proxy card provides stockholders an opportunity to withhold votes on the election of directors and to abstain from voting on each other agenda matter. Thus, Intel's proxy materials effectively provide a means for a stockholder to dissent. As discussed above, Rule 14a-4 does not contemplate any method by which a stockholder may vote out of office a director nominee when a company is incorporated in a state that does not give legal effect to "against" votes in the election of directors, and this is the case with Intel, a Delaware corporation. Thus, under both state law and the proxy rules, there is no "right" to vote against director nominees. As a result, the Proposal's statement suggesting otherwise is both false and misleading in violation of Rule 14a-9.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff take no action if Intel excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal from the Intel Legal Department at (408) 765-2283.

Sincerely,



Ronald O. Mueller

Attachments

cc: Rachel Kosmal, Intel Corporation
Robert D. Morse

70298735v7

EXHIBIT A

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
September 16, 2004

Office of The Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

Dear Secretary:

I wish to enter the enclosed Proposal to be placed in the Proxy Material for the 2005 Stockholders Meeting. I am enclosing proof as per your past requirements that I am the continuous owner of $2000.00 or more of Intel Company stock for over one year, have not sold or exchanged same during that time, and will continue to hold until after the Meeting. It is also understood that I will attend or be represented at the meeting:

Sincerely,

Robert D. Morse



Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
September 16, 2004

Office of The Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Intel corporation stock, propose that Management and Directors return the word "Against" to all voting cards on the vote for Director for the Year 2005 meeting.

REASONS:

As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Robert D. Morse

 Waterhouse

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

September 08, 2004

Robert D Morse
212 Highland Ave
Moorestown, NJ 08057

RE: Account # 366-26777

Dear Robert Morse,

Please find enclosed the information that you have requested.

Please call Customer Service at (800) 934-4448 if you have any questions regarding this matter.

Sincerely,

Librina Pierre
Customer Relationship Management

 Waterhouse

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

September 08, 2004

Office of the Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

RE: Robert D Morse
212 Highland Avenue
Moorestown, NJ 08057-2717
Ph: 856-235-1711

To Whom It May Concern:

This letter is to confirm that Robert D Morse purchased and held the security listed below, which is held in street name at TD Waterhouse Investor Services, Inc. Please be advised that these shares have not been sold or transferred in this account during the period listed.

- October 02, 2000 Bought 100 shares of Intel Corporation (INTC) at $42.00
- March 02, 2001 Bought 100 shares of Intel Corporation (INTC) at $29 13/16
- January 30, 2003 Bought 300 shares of Intel Corporation (INTC) at $16.64

Please call Customer Service at (800) 934-4448 if you have any questions regarding this matter.

Sincerely,

Librina Pierre
Customer Relationship Management

November 25, 2004
Ms. Rachel Kosmal
Intel Corporation
FX: 408-653-5661
FX: 408-765-1859

Dear Ms. Kosmal,

Ms. Eve King <Eve.King@wedbush.com> can confirm Edward P. Olson's ownership of $2000 of company stock for the one continuous year according to the Rule 14a-8 requirement. Please telephone me on November 29, 2004 if there is any question.

Sincerely,



John Chevedden
PH: 310-371-7872

cc: Edward P. Olson

Kosmal, Rachel E

From: Kosmal, Rachel E
Sent: Monday, November 29, 2004 2:03 PM
To: eve.king@wedbush.com
Cc: olmsted7point@yahoo.com
Subject: Stock Ownership Confirmation for Edward P. Olson
Importance: Low
Attachments: Proof of Ownership 11.10.04.doc

Dear Ms. King:

In connection with a stockholder proposal we received from Mr. Edward P. Olson (via John Chevedden, Mr. Olson's agent), we requested proof of stock ownership from Mr. Chevedden (see attached electronic copy of the letter). Mr. Chevedden has referred us to you. Presumably, you are the record holder of Mr. Olson's shares and therefore we respectfully request the following:

- A written statement from the "record" holder of Mr. Olson's shares verifying that, at the time Mr. Olson submitted his proposal, he continuously held the shares for at least one year.

If you have any questions, please do not hesitate to call me directly at the number below.

Best regards, Rachel

Rachel Kosmal
Sr. Attorney
Intel Corporation
Tel: (408) 765-2283
Fax: (408) 653-5661

EXHIBIT B

Exhibit 3.1

SECOND RESTATED CERTIFICATE OF INCORPORATION

OF

INTEL CORPORATION

INTEL CORPORATION, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is Intel Corporation.

SECOND: The original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on March 1, 1989, and the original name of the corporation was Intel Delaware Corporation. The first Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on May 11, 1993.

THIRD: Pursuant to Section 245 of the General Corporation Law of the State of Delaware, the provisions of the Certificate of Incorporation as heretofore amended and supplemented are hereby restated and integrated into the single instrument which is hereinafter set forth, and which is entitled "Second Restated Certificate of Incorporation of Intel Corporation," without further amendment and without any discrepancy between the provisions of the Certificate of Incorporation as heretofore amended and supplemented and the provisions of such single instrument as hereinafter set forth.

FOURTH: The Board of Directors of the corporation has duly adopted this Second Restated Certificate of Incorporation pursuant to the provisions of Section 245 of the General Corporation Law of the State of Delaware in the form set forth as follows:

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as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

8. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

9. To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This Article 9 does not affect the availability of equitable remedies for breach of fiduciary duties. Any repeal or modification of the provisions of this Article 9 by the stockholders of the Corporation shall not adversely affect any right or protection of any director existing at the time of such repeal or modification.

10. The vote of the stockholders of the Corporation which shall be required to approve any Business Combination (as hereinafter defined) shall be as set forth in this Article 10.

(1) In addition to any affirmative vote required by law, any other provision of this Second Restated Certificate of Incorporation or otherwise, and except as otherwise expressly provided in paragraph (2) or (6) of this Article 10, none of the following transactions shall be consummated unless and until such transaction shall have been approved by the affirmative vote of the holders of at least 66-2/3 percent of the combined voting power of the outstanding shares of stock of all classes and series of the Corporation entitled to vote generally in the election of directors ("Capital Stock"):

(A) any merger or consolidation of the Corporation or any material Subsidiary (as hereinafter defined) with or into (i) any corporation which is an Interested Stockholder (as hereinafter defined) or (ii) any other corporation which is or after such merger or consolidation would be an Interested Stockholder; or

(B) any sale, License (as hereinafter defined), lease, exchange, mortgage, pledge, transfer or other disposition (whether in one transaction or a series of transactions) to or with any Interested Stockholder of any material asset or assets of the Corporation; or

(C) the issuance or transfer by the Corporation or any Subsidiary (whether in one transaction or a series of transactions) to an Interested Stockholder of any securities of the Corporation or any Subsidiary in exchange for cash, securities, or other property (or a combination thereof) having an aggregate Fair Market Value (as hereinafter defined) of $20 million or more; or

(D) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation or any material Subsidiary; or

(E) any reclassification of any securities of the Corporation (including any reverse stock split), any recapitalization of the Corporation, any merger or consolidation of the Corporation with or into any of its Subsidiaries, or any other transaction (whether or not with or involving any Interested Stockholder), which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of stock or series thereof of the Corporation or of any Subsidiary directly or indirectly Beneficially Owned (as hereinafter defined) by any Interested Stockholder or as a result of which the stockholders of the Corporation would cease to be stockholders of a corporation having, as part of its articles or certificate of incorporation, provisions to the same effect as this Article 10 and the provisions of Article 12 hereof relating to amendments or changes to this Article 10.

The term "Business Combination" as used in this Article 10 shall mean any transaction or proposed transaction which is referred to in any one or more of the subparagraphs (A) through (E) of this paragraph (1) of this Article 10.

(2) The provisions of paragraph (1) of this Article 10 shall not be applicable to any particular Business Combination, and such Business Combination shall require only such vote, if any, as is required by law and any other Article hereof or any agreement between the Corporation and any national securities exchange or otherwise, if all of the conditions specified in either of the following paragraphs (A) or (B) are satisfied:

(A) such Business Combination shall have been approved by a majority of the Disinterested Directors (as hereinafter defined) or, in the case of a License, approved by a majority of the Disinterested Directors or a committee of Disinterested Directors designated by the Board of Directors; or

(B) if all the conditions specified in each of the following subparagraphs (i), (ii), (iii), (iv) and (v) are satisfied:

(i) the aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of any consideration other than cash to be received per share by holders of Capital Stock in such Business Combination, shall be at least equal to the higher of the following:

(a) if applicable, the highest per share price (including any brokerage commissions, transfer taxes, soliciting dealers' fees and other expenses) paid by the interested Stockholder involved in such Business Combination for any shares of Capital Stock acquired by it during the five-year period immediately prior to the consummation date of such Business Combination; and

(b) the Fair Market Value per share of Capital Stock on the Determination Date (as hereinafter defined) in respect of such Interested Stockholder, the Announcement Date (as hereinafter defined) or the consummation date of such Business Combination, whichever is highest; provided, however, that the prices referred to in the foregoing clauses (a) and (b) of this subparagraph (i) shall be adjusted to reflect fairly any stock dividend, stock split, reverse stock split, combination of shares, recapitalization, reorganization or similar event affecting the number of shares of Capital Stock outstanding and the market price per share of outstanding shares of Capital Stock which has occurred after the date as of which such price is determined; and

(ii) unless otherwise specifically required by law, the holders of shares of Capital Stock shall have the right, at their option, to receive payment in cash as the consideration for their shares in the Business Combination, if cash was previously paid by the Interested Stockholder involved in such Business Combination in order to acquire any shares of Capital Stock or any interest in shares of Capital Stock within the two-year period immediately prior to the Announcement Date; and

(iii) after the Determination Date in respect of the Interested Stockholder involved in such Business Combination and prior to the consummation of such Business Combination:

(a) if regular dividends have been paid by the Corporation, except as approved by a majority of the Disinterested Directors, there shall have been no failure to declare and pay at the regular date thereof any dividend (whether or not cumulative);

(b) there shall have been no reduction in the annual rate of dividends, if any, paid on the Capital Stock (except as necessary to reflect any subdivision of the Capital Stock), except as approved by a majority of the Disinterested Directors;

(c) there shall have been an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split or combination of shares), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Capital Stock, unless the failure to increase such annual rate is approved by a majority of the Disinterested Directors; and

(d) such Interested Stockholder shall not have become the beneficial owner of any additional shares of the Capital Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder; and

(iv) after the Determination Date in respect of the Interested Stockholder involved in such Business Combination, such Interested Stockholder shall not have received the benefit, directly or indirectly (except as a shareholder of the Corporation, in proportion to its shareholding), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise; and

(v) a proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing or revising such Act, rules or regulations) shall, at the Corporation's expense, be mailed to stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act, rules or regulations or subsequent provisions), and the Disinterested Directors, if there are any at the time, shall have been provided a reasonable opportunity to state their views therein with respect to such proposed Business Combination and to include therewith an opinion of an independent investment banking or appraisal firm selected by the Disinterested Directors with respect to such Business Combination.

(3) For purposes of this Article 10;

(A) An "Affiliate" of a person shall mean any person who, directly or indirectly, controls, is controlled by or is under common control with such person.

(B) "Announcement Date" with respect to any Business Combination means the date on which the proposal of such Business Combination is publicly announced.

(C) An "Associate" shall mean

(i) with respect to a corporation or association, any officer or director thereof or of a subsidiary thereof,

(ii) with respect to a partnership, any general partner thereof or any limited partner thereof having a ten percent ownership interest in such partnership,

(iii) with respect to any other trust or an estate, any officer or trustee thereof or of any subsidiary thereof,

(iv) with respect to any other trust or an estate, any trustee, executor or similar fiduciary and any person who has a substantial interest as a beneficiary of such trust or estate,

(v) with respect to a natural person, the spouses and children thereof and any other relative thereof or of the spouse thereof who has the same home, and

(vi) any Affiliate of any such person.

(D) A person shall be a "Beneficial Owner" of, or have "Beneficial Ownership" of or "Beneficially Own," any Capital Stock over which such person or any of its Affiliates or Associates, directly or indirectly, through any contract, arrangement, understanding or relationship, has or shares or, upon the exercise of any conversion right, exchange right, warrant, option or similar interest (whether or not then exercisable), would have or share either (i) voting power (including the power to vote or to direct the voting) of such security or (ii) investment power (including the power to dispose or direct the disposition) of such security. For the purposes of determining whether a person is an Interested Stockholder, the number of shares of Capital Stock deemed to be outstanding shall include any shares Beneficially Owned by such Person even though not actually outstanding, but shall not include any other shares of Capital Stock which are not outstanding but which may be issuable to other persons pursuant to any agreement, arrangement or understanding, or upon exercise of any conversion right, exchange right, warrant, option or similar interest.

(E) "Consolidated Transaction Reporting System" shall mean the system of reporting securities information operated under the authority of Rule 11Aa3-1 under the Securities Exchange Act of 1934, as such rule may from time to time be amended, and any successor rule or rules.

(F) "Determination Date" in respect of an Interested Stockholder shall mean the date on which such Interested Stockholder first became an Interested Stockholder.

(G) "Disinterested Director" shall mean any member of the Board of Directors of the Corporation who is not an Affiliate or Associate of, and was not directly or indirectly a nominee of, any Interested Stockholder involved in such Business Combination or any Affiliate or Associate of such Interested Stockholder and who (i) was a member of the Board of Directors of Intel Corporation, a California corporation, on April 16, 1986; (ii) was a member of the Board of Directors of the Corporation prior to the time that such Interested Stockholder became an Interested Stockholder or (iii) is a successor of a Disinterested Director and was nominated to succeed a Disinterested Director by a majority of the Disinterested Directors on the Board of Directors at the time of his nomination. Any reference to "Disinterested Directors" shall refer to a single Disinterested Director if there be but one. Any reference to an approval, designation or determination by a majority of the Disinterested Directors shall mean such approval, designation or determination by a committee of the Board of Directors comprised of all Disinterested Directors and exercising its authority as a committee of the Board to the extent permissible by law.

(H) "Fair Market Value" as of any particular date shall mean (i) in the case of stock, the average of the closing sale price during the 90 trading days immediately preceding the date in question of a share of such stock on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the average of the last sale prices at 4:00 p.m. New York time during the 90 trading days immediately preceding the date in question reported in the Consolidated Transaction Reporting System (as heretofore defined) or, if such stock is not so reported, the average of the highest reported bid and the lowest reported asked quotations for a share of such stock furnished by the National Association of Securities Dealers Automated Quotation System or any successor quotation reporting system or, if quotations are not available in such system, as furnished by the National Quotation Bureau Incorporated or, if quotations are not available in such system, any similar organization furnishing quotations and, if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Disinterested Directors in good faith and (ii) in the case of property other than cash or stock, the fair market value of such stock or property, as the case may be, on the date in question as determined by a reputable investment banking or appraisal firm in good faith (such firm to be engaged solely on behalf of the stockholders other than the Interested Stockholder, to be paid a reasonable fee for their services by the Corporation upon receipt of such opinion and which fee shall not be contingent on the consummation of the action or transaction, to be a firm which has not previously been associated with or rendered substantial services to or acted as manager of an underwriting or as agent for the Interested Stockholder or any other person whose stock in the Corporation or any Subsidiary the Interested Stockholder beneficially owns or controls, and to be selected by a majority of the Disinterested Directors) and which value has been approved by a majority of the Disinterested Directors in good faith.

(I) "Interested Stockholder" shall mean any person, other than the Corporation, any Subsidiary or any employee benefit plan of the Corporation or any Subsidiary, who or which (i) is the Beneficial Owner, directly or indirectly, of shares of Capital Stock which are entitled to cast five percent or more of the total votes which all of the then outstanding shares of Capital Stock are entitled to cast in the election of directors or is an Affiliate or Associate of any such person or (ii) acts with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Corporation, and such group is the Beneficial Owner, directly or indirectly, of shares of Capital Stock which are entitled to cast five percent or more of the total votes which all of the then outstanding shares of Capital Stock are entitled to cast in the election of directors, and any reference to a particular Interested Stockholder involved in a Business Combination shall also refer to any Affiliate or Associate thereof, any predecessor thereto and any other person acting as a member of a partnership, limited partnership, syndicate or group with such particular Interested Stockholder within the meaning of the foregoing clause (ii) of this subparagraph (I).

(J) "License" shall mean a material license which is not granted in standard commercial transactions and is not generally available to commercial customers of the Corporation.

(K) A "person" shall mean any individual, firm, corporation (which shall include a business trust), partnership, joint venture, trust or estate, association or other entity.

(L) "Subsidiary" shall mean any corporation or partnership of which a majority of any class of its equity securities is owned, directly or indirectly, by the Corporation.

(4) A majority of the Disinterested Directors shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article 10, including, without limitation (i) whether a person is an Interested Stockholder, (ii) the number of shares of Capital Stock Beneficially Owned by any person, (iii) whether a person is an Affiliate or Associate of another person, (iv) whether the requirements of

1. The name of the Corporation is Intel Corporation.

2. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4. The total number of shares of all classes of stock that the Corporation is authorized to issue is ten billion fifty million (10,050,000,000) consisting of ten billion (10,000,000,000) shares of Common Stock with a par value of one-tenth of one cent ($.001) per share and fifty million (50,000,000) shares of Preferred Stock with a par value of one-tenth of one cent ($.001) per share. The Preferred Stock may be issued in one or more series, and the Board of Directors of the Corporation is expressly authorized (i) to fix the descriptions, powers, preferences, rights, qualifications, limitations, and restrictions with respect to any series of Preferred Stock and (ii) to specify the number of shares of any series of Preferred Stock.

5. The Board of Directors is expressly authorized to make, alter, or repeal the bylaws of the Corporation.

6. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

7. Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation,

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paragraph (2) of this Article 10 have been met with respect to any Business Combination, and (v) whether two or more transactions constitute a "series of transactions" for purposes of paragraph (1) of this Article 10. The good faith determination of a majority of the Disinterested Directors on such matters shall be conclusive and binding for all purposes of this Article 10.

(5) Nothing contained in this Article 10 shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

(6) The provisions of paragraph (1) of this Article 10 shall not be applicable to any particular Business Combination, and such Business Combination shall require only such vote of stockholders, if any, as is required by law and any other Article hereof or any agreement between the Corporation and any national securities exchange or otherwise, if on the date of determining the stockholders entitled to vote on such Business Combination, the laws of the State of Delaware do not permit the corporation to require the affirmative vote of the holders of at least 66-2/3 percent of the combined voting power of the outstanding shares of Capital Stock to approve such Business Combination.

11. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by the stockholders.

12. In addition to any requirements of law and any other provisions hereof (and notwithstanding the fact that approval by a lesser vote may be permitted by law or any other provision hereof), the affirmative vote of the holders of at least 66-2/3 percent of the voting power of the then outstanding shares of stock of all classes and all series of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal, or adopt any provision inconsistent with, this Article 12 or Articles 10 or 11 hereof.

IN WITNESS WHEREOF, Intel Corporation has caused this certificate to be signed by its Senior Vice President and General Counsel and attested by its Corporate Secretary this 24th day of February, 2003.

By: /s/ F. Thomas Dunlap, Jr.
Senior Vice President and General Counsel

Attest: /s/ Cary I. Klafter
Corporate Secretary

EXHIBIT C

EX-3.2 2 dex32.htm INTEL CORPORATION BYLAWS AS AMENDED

EXHIBIT 3.2

INTEL CORPORATION

BYLAWS

ARTICLE I

Offices

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at 2200 Mission College Boulevard, Santa Clara, County of Santa Clara, State of California, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

Stockholders' Meetings

Section 1. Place of Meetings.

(a) Meetings of the stockholders of the corporation shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the corporation required to be maintained pursuant to Section 2 of Article I hereof.

(b) The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the Delaware General Corporation Law. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

Section 2. Annual Meetings. The annual meetings of the stockholders of the corporation for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors, but in no event more than fifteen (15) months after the date of the preceding annual meeting.

Section 3. Special Meetings. Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by the Chairman of the Board or the President or the Board of Directors at any time.

Section 4. Notice of Meetings.

(a) Except as otherwise provided by law or the Certificate of Incorporation, written notice (as the term "written" is defined in Article XII hereof) of each meeting of stockholders, specifying the place, if any, date and hour of the meeting; the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting; and the purpose or purposes of the meeting, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote thereat, directed to the stockholder in accordance with the procedures set forth in Article X hereof. Notice shall be deemed to have been given to all stockholders of record who share an address if notice is given in accordance with the "householding" rules set forth in Rule 14a-3(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act").

(b) If at any meeting action is proposed to be taken which, if taken, would entitle stockholders fulfilling the requirements of Section 262(d) of the Delaware General Corporation Law to an appraisal of the fair value of their shares, the notice of such meeting shall contain a statement of that purpose and to that effect and shall be accompanied by a copy of that statutory section.

(c) When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken unless the adjournment is for more than thirty days, or unless after the adjournment a new record date is fixed for the adjourned meeting, in which event a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(d) Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, either before or after such meeting, and to the extent permitted by law, will be waived by any stockholder by his attendance thereat, in person or by proxy. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

(e) Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

Section 5. Quorum and Voting.

(a) At all meetings of stockholders, except where otherwise provided by law, the Certificate of Incorporation, or these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. Shares, the voting of which at said meeting have been enjoined, or which for any reason cannot be lawfully voted at such meeting, shall not be counted to determine a quorum at said meeting. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

(b) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the voting power represented at any meeting at which a quorum is present shall be valid and binding upon the corporation.

Section 6. Voting Rights.

(a) Except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the corporation on the record date for determining the stockholders entitled to vote at said meeting shall be entitled to vote at such meeting. Shares standing in the names of two (2) or more persons shall be voted or represented in accordance with the determination of the majority of such persons, or, if only one (1) of such persons is present in person or represented by proxy, such person shall have the right to vote such shares and such shares shall be deemed to be represented for the purpose of determining a quorum.

(b) Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent, which proxy shall be filed with the Secretary of the corporation at or before the meeting at which it is to be used. Said proxy so appointed need not be a stockholder. No proxy shall be voted on after three (3) years from its date unless the proxy provides for a longer period.

Section 7. List of Stockholders. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder. Nothing contained in Section 219 of the Delaware General Corporation Law shall require the corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 8. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. To be effective, a written consent must be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this section to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation in accordance with this section.

(b) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (a) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder, and (b) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. Except to the extent and in the manner authorized by the Board of Directors, no consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

(c) Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(d) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date of such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the corporation in the manner required by this section.

Section 9. Nominations and Stockholder Business.

(a) Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the corporation's notice of meeting, (b) by or at the direction of the Board of Directors, or (c) by any stockholder of the corporation who is a stockholder of record at the time of giving of notice provided for in this Section 9, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 9.

(b) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to this Section 9, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, and such business must be a proper subject for stockholder action under the Delaware General Corporation Law. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation (if delivered by electronic mail or facsimile, the stockholder's notice shall be directed to the Secretary at the electronic mail address or facsimile number, as the case may be, specified in the company's most recent proxy statement) not less than forty-five (45) days nor more than one hundred twenty (120) days prior to the date on which the corporation first mailed its proxy materials for the prior year's annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed (other than as a result of adjournment) by more than thirty (30) days from the anniversary of the previous year's annual meeting, notice by the stockholder to be timely must be delivered not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owners if any on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, and (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(c) Notwithstanding anything in this Section 9 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement specifying the size of the increased Board of Directors made by the corporation at least seventy (70) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 9 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) by any stockholder of the corporation who is a stockholder of record at the time of giving of notice provided for in this section, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this section. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder's notice required by this section shall be delivered to the Secretary at the principal executive offices of the corporation (if delivered by electronic mail or facsimile, the stockholder's notice shall be directed to the Secretary at the electronic mail address or facsimile number, as the case may be, specified in the company's most recent proxy statement) not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(e) Only those persons who are nominated in accordance with the procedures set forth in this section shall be eligible for election as directors at any meeting of stockholders. Only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this section. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this section and, if any proposed nomination or business is not in compliance with this section, to declare that such defective proposal shall be disregarded.

(f) For purposes of this section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 9, 13, 14 or 15(d) of the Exchange Act.

(g) Notwithstanding the foregoing provisions of this Section 9, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 9. Nothing in this Section 9 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

ARTICLE III

Directors

Section 1. Number and Term of Office. The number of directors which shall constitute the whole of the Board of Directors shall be thirteen (13). With the exception of the first Board of Directors, which shall be elected by the incorporator, and except as provided in Section 3 of this Article III, the directors shall be elected by a plurality vote of the shares represented in person or by proxy, at the stockholders annual meeting in each year and entitled to vote on the election of directors. Elected directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 2. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by or under the direction of the Board of Directors.

Section 3. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and each director so elected shall hold office for the unexpired portion of the term of the director whose place shall be vacant, and until his successor shall have been duly elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this section in the case of the death, removal or resignation of any director, or if the stockholders fail at any meeting of stockholders at which directors are to be elected (including any meeting referred to in Section 4 below) to elect the number of directors then constituting the whole Board.

Section 4. Resignations and Removals.

(a) Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one (1) or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

(b) Except as provided in Section 141 of the Delaware General Corporation Law, at a special meeting of stockholders called for the purpose in the manner hereinabove provided, the Board of Directors, or any individual director, may be removed from office, with or without cause, and a new director or directors elected by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of directors.

Section 5. Meetings.

(a) The annual meeting of the Board of Directors shall be held immediately after the annual stockholders' meeting and at the place where such meeting is held or at the place announced by the Chairman at such meeting. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 2 of Article I hereof. Regular meetings of the Board of Directors may also be held at any place within or without the State of Delaware which has been designated by resolutions of the Board of Directors or the written consent of all directors. Notice of regular meetings of the directors is hereby dispensed with and no notice whatever of any such meetings need be given.

(c) Special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President or by any two of the directors.

(d) Written notice of the time and place of all special meetings of the Board of Directors shall be delivered to each director at least twenty-four (24) hours before the start of the meeting, or if sent by first class mail, at least seventy-two (72) hours before the start of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat.

Section 6. Quorum and Voting.

(a) A quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time in accordance with Section 1 of Article III of these Bylaws, but not less than one (1); provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board at which a quorum is present, all questions and business shall be determined by a vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation, or these Bylaws.

(c) Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) The transactions of any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall deliver to the corporation a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 7. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or of such committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form or shall be in electronic form if the minutes are maintained in electronic form.

Section 8. Fees and Compensation. Directors shall not receive any stated salary for their services as directors but by resolution of the Board, a fixed fee, with or without expense of attendance, may be allowed for attendance at each meeting and at each meeting of any committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefor.

Section 9. Committees.

(a) Executive Committee: The Board of Directors may appoint an Executive Committee of not less than one (1) member, each of whom shall be a director. The Executive Committee, to the extent permitted by Delaware law, these Bylaws, the Executive Committee Charter or other resolutions of the Board of Directors, shall have and may exercise, when the Board of Directors is not in session, all powers of the Board of Directors in the management of the business and affairs of the corporation, including, without limitation, the power and authority to declare a dividend or to authorize the issuance of stock, except such committee shall not have the power or authority to (a) approve or adopt, or recommend to the corporation's stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the corporation.

(b) Other Committees: The Board of Directors may appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committee, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term: The members of all committees of the Board of Directors shall serve a term coexistent with that of the Board of Directors which shall have appointed such committee. The Board, subject to the provisions of subsections (a) or (b) of this Section 9, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee; provided, that no committee shall consist of less than one (1) member. The membership of a committee member shall terminate on the date of his death or voluntary resignation, but the Board may at any time for any reason remove any individual committee member and the Board may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not the member or members constitutes a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings: Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 9 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter; special meetings of any such committee may be held at the principal office of the corporation required to be maintained pursuant to Section 2 of Article I hereof, or at any place which has been designated from time to time by resolution of such committee or by written consent of all members thereof, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 10. Emeritus Director. The Board of Directors may, from time to time, elect one (1) or more Emeritus Directors, each of whom shall serve, at the pleasure of the Board, until the first meeting of the Board next following the Annual Meeting of Stockholders and for a maximum period of three (3) years, subject to an annual review, or until earlier resignation or removal by the Board (except that founders of the company may remain as Emeritus Directors, subject to the annual review, or until earlier resignation or removal by the Board). Emeritus Directors shall serve as advisors and consultants to the Board of Directors and may be appointed by the Board to serve as advisors and consultants to committees of the Board. Emeritus Directors may be invited to attend meetings of the Board or any committee of the Board for which they have been appointed to serve as advisors and consultants and, if present, may participate in the discussions occurring during such meetings. Emeritus Directors shall not be permitted to vote on matters brought before the Board or any committee thereof and shall not be counted for the purpose of determining whether a quorum of the Board or the committee is present. Emeritus Directors shall receive no fee for their services as Emeritus Directors. Emeritus Directors will not be entitled to receive reimbursement for expenses of meeting attendance, except as approved by the Chairman of the Board. Emeritus Directors may be removed at any time by the Board of Directors.

Section 11: Emergency Bylaws. In the event of any emergency, disaster or catastrophe, as referred to in Section 110 of the Delaware General Corporation Law, or other similar emergency condition, as a result of which a quorum of the Board of Directors or a standing committee of the Board cannot readily be convened for action, then the director or directors in attendance at the meeting shall constitute a quorum. Such director or directors in attendance may further take action to appoint one (1) or more of themselves or other directors to membership on any standing or temporary committees of the Board as they shall deem necessary and appropriate.

ARTICLE IV

Officers

Section 1. Officers Designated. The officers of the corporation shall be a Chairman of the Board of Directors who shall be a member of the Board of Directors, a President, one (1) or more Vice Presidents, a Secretary, and a Treasurer. The order of the seniority of the Vice Presidents shall be in the order of their nomination, unless otherwise determined by the Board of Directors. The Board of Directors or the Chairman of the Board or the President may also appoint one (1) or more assistant secretaries, assistant treasurers, and such other officers and agents with such powers and duties as it or he or she shall deem necessary. The Board of Directors may assign such additional titles to one (1) or more of the officers as they shall deem appropriate. Any one (1) person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 2. Tenure and Duties of Officers.

(a) General: All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. Nothing in these Bylaws shall be construed as creating any kind of contractual right to employment with the corporation.

(b) Duties of the Chairman of the Board of Directors: The Chairman of the Board of Directors shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(c) Duties of President: The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The President shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents: The Vice Presidents, in the order of their seniority, may assume and perform the duties of the President in the absence or disability of the President or whenever the office of the President is vacant. The Vice President shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) Duties of Secretary: The Secretary shall attend all meetings of the stockholders and of the Board of Directors and any committee thereof, and shall record all acts and proceedings thereof in the minute book of the corporation and shall keep the seal of the corporation in safe custody. The Secretary shall give notice, in conformity with these Bylaws, of all meetings of the stockholders, and of all meetings of the Board of Directors and any Committee thereof requiring notice. The Secretary shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer and Treasurer: Each of the Chief Financial Officer and the Treasurer shall control, audit and arrange the financial affairs of the corporation, consistent with the responsibilities delegated to each of them by the corporation's President. The Chief Financial Officer or Treasurer, as the case may be, shall receive and deposit all monies belonging to the corporation and shall pay out the same only in such manner as the Board of Directors may from time to time determine, and shall perform such other duties as the Board of Directors may require. It shall be the duty of the assistant treasurers to assist the Treasurer in the performance of the Treasurer's duties and generally to perform such other duties as may be delegated to them by the Board of Directors.

ARTICLE V

Execution of Corporate Instruments, and Voting of Securities Owned by the Corporation

Section 1. Execution of Corporate Instruments.

(a) The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute any corporate instrument or document, or to sign the corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the corporation.

(b) Unless otherwise specifically determined by the Board of Directors or otherwise required by law, formal contracts of the corporation, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board, the President, any Vice President or the Secretary. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

(c) All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation, or in special accounts of the corporation, shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Section 2. Voting of Securities Owned by Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors or, in the absence of such authorization, by the Chairman of the Board (if there be such an officer appointed), or by the President, or by any Vice President.

ARTICLE VI

Shares of Stock

Section 1. Form and Execution of Certificates. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of the corporation by, the Chairman of the Board (if there be such an officer appointed), or by the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2. Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to indemnify the corporation in such manner as it shall require and/or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfers. Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a certificate or certificates for a like number of shares, properly endorsed.

Section 4. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the date on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered (a) to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded, or (b) directly to the corporation, if authorized by the Board of Directors in the case of consents submitted by electronic transmission. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 5. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII

Other Securities of the Corporation

All bonds, debentures and other corporate securities of the corporation, other than stock certificates, may be signed by the Chairman of the Board or the President or any Vice President or such other person as may be authorized by the Board of Directors and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signature of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or Assistant Treasurer of the corporation, or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon shall have ceased to be such officer of the corporation before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE VIII

Corporate Seal

The corporation shall have a common seal, upon which shall be inscribed:

"Intel Corporation
Incorporated March 1, 1989
Delaware"

In the event the corporation changes its name, the corporate seal shall be changed to reflect such new name.

ARTICLE IX

Indemnification of
Officers, Directors, Employees and Agents

Section 1. Right to Indemnification. Each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, arbitration, alternative dispute mechanism, inquiry, administrative or legislative hearing, investigation or any other actual, threatened or completed proceeding, including any and all appeals, whether civil, criminal, administrative, or investigative (hereinafter a "Proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer, employee, or agent of the corporation (including service with respect to employee benefit plans) or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended or interpreted (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding (hereinafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right.

Section 2. Authority to Advance Expenses. Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding, provided, however, that if required by the Delaware General Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized in this Article or otherwise. Expenses incurred by other Agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the Board of Directors deems appropriate. Any obligation to reimburse the corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

Section 3. Right of Claimant to Bring Suit. If a claim under Section 1 or 2 of this Article is not paid in full by the corporation within thirty (30) days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit, in a court of competent jurisdiction in the state of Delaware, against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 4. Provisions Nonexclusive. The rights conferred on any person by this Article shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Certificate, agreement, or vote of the stockholders or disinterested directors is inconsistent with these Bylaws, the provision, agreement, or vote shall take precedence.

Section 5. Authority to Insure. The corporation may purchase and maintain insurance to protect itself and any Agent against any Expense, whether or not the corporation would have the power to indemnify the Agent against such Expense under applicable law or the provisions of this Article.

Section 6. Survival of Rights. The rights provided by this Article shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 7. Settlement of Claims. The corporation shall not be liable to indemnify any Agent under this Article (a) for any amounts paid in settlement of any action or claim effected without the corporation's written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 8. Effect of Amendment. Any amendment, repeal, or modification of this Article shall not adversely affect any right or protection of any Agent existing at the time of such amendment, repeal, or modification.

Section 9. Subrogation. In the event of payment under this Article, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

Section 10. No Duplication of Payments. The corporation shall not be liable under this Article to make any payment in connection with any claim made against the Agent to the extent the Agent has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.

ARTICLE X

Notices

(a) Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, the same shall be given in writing, either (a) timely and duly deposited in the United States Mail, postage prepaid, and addressed to the stockholder's last known post office address as shown by the stock record of the corporation or its transfer agent or (b) by a form of electronic transmission consented to by the stockholder to whom the notice is given, except to the extent prohibited by Section 232(e) of the Delaware General Corporation Law. Any consent to receive notice by electronic transmission shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if (i) the corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(b) Any notice required to be given to any director may be given by the method hereinabove stated. Any such notice, other than one which is delivered personally, shall be sent to such post office address, facsimile number or electronic mail address as such director shall have filed in writing with the Secretary of the corporation, or, in the absence of such filing, to the last known post office address of such director. It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one (1) permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(c) If no post office address of a stockholder or director be known, such notice may be sent to the office of the corporation required to be maintained pursuant to Section 2 of Article I hereof. An affidavit executed by a duly authorized and competent employee of the corporation or the transfer agent or other agent of the corporation appointed with respect to the class of stock affected, specifying the name and post office address or the names and post office addresses of the stockholder or stockholders, director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same (or, for any stockholder or director to whom notice has been directed by electronic transmission, the form of electronic transmission and the facsimile number, electronic mail address or other location to which such notice was directed and the time at which such notice was directed to each such director or stockholder), shall be prima facie evidence of the statements therein contained.

(d) All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing. All notices given to stockholders by a form of electronic transmission, as above provided, shall be deemed to have been given: (a) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (d) if by any other form of electronic transmission, when directed to the stockholder. All notices given to directors by a form of electronic transmission, as above provided, shall be deemed to have been given when directed to the electronic mail address, facsimile number, or other location filed in writing by the director with the Secretary of the corporation.

(e) The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such a stockholder or such director to receive such notice.

(f) Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation, or of these Bylaws, a waiver thereof in writing given by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

(g) Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) Whenever notice is to be given to the corporation by a stockholder under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, such notice shall be delivered to the Secretary at the principal executive offices of the corporation. If delivered by electronic mail or facsimile, the stockholder's notice shall be directed to the Secretary at the electronic mail address or facsimile number, as the case may be, specified in the company's most recent proxy statement.

ARTICLE XI

Amendments

Unless otherwise provided in the Certificate of Incorporation, these Bylaws may be repealed, altered or amended or new Bylaws adopted by written consent of the stockholders in the manner authorized by Section 8 of Article II, or at any meeting of the stockholders, either annual or special, by the affirmative vote of a majority of the stock entitled to vote at such meeting. The Board of Directors shall also have the authority to repeal, alter or amend these Bylaws or adopt new Bylaws (including, without limitation, the amendment of any Bylaws setting forth the number of directors who shall constitute the whole Board of Directors) by unanimous written consent or at any annual, regular, or special meeting by the affirmative vote of a majority of the whole number of directors, subject to the power of the stockholders to change or repeal such Bylaws and provided that the Board of Directors shall not make or alter any Bylaws fixing the qualifications, classifications, term of office or compensation of directors.

ARTICLE XII

Electronic Transmission

When used in these Bylaws, the terms "written" and "in writing" shall include any "electronic transmission," as defined in Section 232(c) of the Delaware General Corporation Law, including without limitation any telegram, cablegram, facsimile transmission and communication by electronic mail.

Robert D. Morse,
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
January 17, 2005

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Intel Corp. letter to SEC 1/7/05
Copy received Jan. 10, 2005

Ladies and Gentlemen:

The S.E.C. has received another wordy missive seeking to deny my Proposal. The repetitive statements show a lack of respect for the Commission's ability to understand the simple facts of the Plurality voting method.

The claim that "if implemented", the Proposal would be "false and misleading", is itself that. Claiming a shareowner could be "confused" is a put down of their intelligence, inasmuch that no such claim exists as to other matters where "Against' is plainly permitted. The lengthy explanation of the results of a vote "For" my Proposal proves that a shareowner is truly denied "The Right of Dissent" under our Constitution, and/or The Bill of Rights.

The fact is explained that "Against" is not permitted because it would violate certain Corporate Rules, State and Federal Rules, and no explanation of the fact that the only reason lobbyists pushed for "Plurality" voting was to guarantee succession of Management being reelected year after year, is that the Directors nominated can not be defeated if they receive only one affirmative vote. Said nominees [by management] could be classed as a "conflict of interest" by Management.. The S.E.C. has yet to rule on this claim.

Page 5, Par. II: Claim for exclusion "because it relates to Election of Directors. Of course it does, but only in the context that we are denied the right to vote "Against" Allowing deletion on this basis again violates The Constitution, etc.

Page 7, Par. II: "It has been substantially implemented" is a false statement, in that nowhere is it shown that "Against" will be back on the Proxy Card in the vote for Directors.

Page 8, Par. IV: "-----Intel lacks the power to implement it".

Page 8, Par. V: The claim that portions of my wording considered false and misleading should be deleted if printing the Proposal is permitted by the S.E.C. If these are objectionable, I will allow [or rewrite] as directed. I do not believe I have "impugned" anyone's character, only that they have assumed such as ploy to allow deletion of certain wording.

6 copies to S.E.C.
2 " to Intel-Counsel

Sincerely,



GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

February 18, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Intel Corporation*
Supplemental Letter Regarding Stockholder Proposal of Robert D. Morse
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

On January 7, 2005, we submitted a letter on behalf of our client, Intel Corporation ("Intel"), notifying the staff of the Division of Corporation Finance (the "Staff") of Intel's intention to omit from its proxy statement and form of proxy for Intel's 2005 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by Robert D. Morse. Our letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal (the "Initial Letter"), indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because implementation of the Proposal would result in Intel's 2005 proxy materials being false or misleading under Rule 14a-9. The Initial Letter also set forth several alternative arguments unrelated to the substance of this supplemental letter.

We write to supplementally provide the Staff with a legal opinion from Potter Anderson & Corroon LLP, Intel's special Delaware counsel. *See* Exhibit B. This opinion notes that Intel's governing instruments do not opt out of plurality voting that is otherwise specified by Delaware law. Thus, the opinion concurs that implementation of the Proposal to permit stockholders to vote "against" a nominee for election as a director would have no legal effect in determining whether a nominee is elected as a director of Intel. We believe that this legal opinion further supports our conclusion that the Proposal is excludable under Rule 14a-8(i)(2) and

Rule 14a-8(i)(3), because implementation of the Proposal would result in Intel's 2005 Proxy Materials being false or misleading under Rule 14a-9.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachment are being mailed on this date to the Proponent. Please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal, Senior Attorney at Intel, at (408) 765-2283.

Sincerely,



Ronald O. Mueller

ROM/eai
Enclosure

cc: Rachel Kosmal, Intel Corporation
Robert D. Morse

70307852_1.DOC

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 7, 2005


SEC MAIL PROCESSING
RECEIVED
JAN 07 2005
WASH, D.C. 183 SECTION

Direct Dial

(202) 955-8671

Fax No.

(202) 530-9569

Client No.

C 42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. Robert D. Morse*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation ("Intel"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Stockholders Meeting (collectively, the "2005 Proxy Materials") a stockholder proposal and supporting statement (the "Proposal") received from Mr. Robert D. Morse (the "Proponent"). The Proposal, which Intel received on September 21, 2004, and all related correspondence are attached hereto as Exhibit A.

The Proposal requests that Intel "return the word "Against" to all voting cards on the vote for Director for the Year 2005 meeting." On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponent, informing him of Intel's intention to exclude the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Intel files its definitive 2005 Proxy Materials with the Commission. On behalf of Intel, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to Intel only.

BASES FOR EXCLUSION

We believe that the Proposal may be properly excluded from the 2005 Proxy Materials pursuant to the following rules:

I. **Rule 14a-8(i)(2) and Rule 14a-8(i)(3), because implementation of the Proposal would result in Intel's 2005 Proxy Materials being false or misleading under rule 14a-9;**

II. **Rule 14a-8(i)(8), because the Proposal relates to the election of directors;**

III. **Rule 14a-8(i)(6), because Intel lacks the power to implement it; and**

IV. **Rule 14a-8(i)(10), because Intel has substantially implemented the Proposal.**

Alternatively, should the Staff not concur that the Proposal is excludable under one of the bases set forth above, we respectfully request that the Staff concur that portions of the Proposal may be excluded as materially false and misleading under Rule 14a-8(i)(3).

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) Because Implementation would Result in Intel's 2005 Proxy Materials Being False or Misleading under Rule 14a-9.

Under Rule 14a-8(i)(2), a company may omit a stockholder proposal from its proxy materials if the proposal's implementation would cause the company to violate any state, federal or foreign law to which it is subject. Moreover, a company may omit a stockholder proposal under Rule 14a-8(i)(3) if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading . . . ." As discussed in detail below, the Staff has issued no-action relief under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) with respect to numerous proposals submitted by the Proponent requesting that the word "Against" be included in companies' proxy cards for the election of directors. Consistent with these previous Staff decisions, we believe that Intel may properly omit the Proposal from its 2005 Proxy Materials pursuant to Rules 14a-8(i)(2) and 14a-8(i)(3) because the Proposal would cause Intel to violate Rule 14a-9.

The Proposal requests that Intel change the format of Intel's proxy card to "return the word "Against" to all voting cards on the vote for Director for the Year 2005 meeting." The Staff recently granted no-action relief with respect to two proposals submitted by the Proponent to Avaya Inc. ("Avaya"). *See Avaya Inc.* (avail. Nov. 4, 2004). The first *Avaya* proposal is identical to the Proposal, and the second *Avaya* proposal is identical to the Proposal except that it was modified to add "in the vote for Directors" after "return the word 'Against' to all voting cards." The Staff concurred that both proposals are excludable under Rule 14a-8(i)(2) on the basis that, "because Avaya's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposals would result in Avaya's proxy materials being false or misleading under rule 14a-9."

Intel, like Avaya, is a Delaware corporation. Section 216 of the Delaware General Corporation Law (the "DGCL") provides that, in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). Neither Intel's Certificate of Incorporation nor Intel's Bylaws opts out of the plurality voting specified by Delaware law. *See* Exhibit B and Exhibit C. Instead, Intel's Bylaws provide in Article II, Section 1 that "the directors shall be elected by a plurality vote of the shares represented in person or by proxy at the stockholders annual meeting in each year and entitled to vote on the election of directors." Therefore, the directors of Intel, like those at Avaya, are elected by a plurality vote.

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for election, the nominee would nonetheless be elected so long as the votes for election exceeded the number of votes cast in favor of other nominees. Thus, under the DGCL in light of Intel's Certificate of Incorporation and Bylaws, votes cast against a nominee director will have no "legal effect."[1] Although not admitted to practice law in the State of Delaware, I

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[1] The Staff has granted no-action on the same basis to companies incorporated in other jurisdictions in response to substantially similar proposals submitted by the Proponent. For example, in response to a no-action request from AT&T Corp. ("AT&T"), the Staff agreed it would take no action if, pursuant to Rule 14a-8(i)(2), AT&T excluded a proposal that was substantially identical to the proposal in *Avaya* and to the Proposal. *See AT&T Corp.* (avail. Mar. 11, 2002) (*Recon.*). Similar to the Staff's conclusion in *Avaya*, the Staff in *AT&T* found that "AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, and therefore it appears that implementation of the proposal

[Footnote continued on next page]

am generally familiar with the DGCL. Accordingly, the Staff may rely on foregoing statements regarding Delaware law as an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii) of the Exchange Act.

Moreover, in 1979, when the Commission adopted amendments to Rule 14a-4 that prescribes the form of the proxy card, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for stockholders to vote "against" nominees for directors. *See Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally*, Exchange Act Release No. 16356 at 11 (Nov. 21, 1979), 18 *SEC Docket* 997, 999 (December 4, 1979). Instead, the Commission determined to require that proxy cards provide a space for stockholders to withhold voting authority for directors because, in a plurality voting situation, a vote "against" a director has no effect. Consequently, to provide stockholders a proxy card that indicates the stockholder may vote "against" a director, therefore, could mislead a stockholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this potential for confusion in amending Rule 14a-4, the Commission stated, "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders." *Id.* Accordingly, the term "withhold authority" has been substituted in the rule. Implementing the Proposal would require Intel to follow the very procedure that was rejected by the Commission as misleading to stockholders. Intel would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would be misleading because it would give stockholders the misimpression that "against" votes would have an effect on the outcome of the election. This result would contravene Rule 14a-9, as the Staff recognized in the significant no-action letter precedent cited above.

The Staff also has granted no-action relief to several companies with respect to nearly identical proposals submitted by the Proponent. For example, the Staff excluded a proposal submitted to The Coca-Cola Co. ("Coca Cola") that is substantially identical to the Proposal. *See The Coca-Cola Co.* (avail. Feb. 6, 2002). In finding the proposal in *Coca-Cola* excludable under Rule 14a-8(i)(2) the Staff noted "because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of the proposal would result in Coca-Cola's proxy materials being false or misleading under

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[Footnote continued from previous page]

would result in AT&T's proxy materials being false or misleading under rule 14a-9." *See, e.g., AT&T Corp.* (avail. Feb. 26, 2003) (New York law); *Eastman Kodak Company* (avail. Jan. 24, 2003) (New Jersey law); *CSX Corporation* (avail. Jan. 2, 2003) (Virginia law).

rule 14a-9." Coca-Cola was organized under Delaware law. Coca-Cola, by way of a supporting legal opinion, indicated that Section 216 of the Delaware General Corporation Law (the "DGCL") provides that a corporation's board of directors is elected by a plurality of votes cast unless otherwise provided in a corporation's charter or by-laws. Because Coca-Cola had not opted out of this plurality voting requirement, a vote against a nominee for election as director would have no effect in determining whether a nominee is elected as director. The Staff's no-action precedent is extensive with respect to companies incorporated in Delaware, like Intel. *See General Motors Corp.* (avail. Apr. 2, 2003) (Recon.); *Mattel, Inc.* (avail. Feb. 21, 2003); *AT&T Wireless Services Inc.* (avail. Jan. 24, 2003); *Citigroup Inc.* (avail. Jan 2, 2003); *The Coca-Cola Co.* (avail. Jan. 2, 2003); *Entergy Corp.* (avail. Jan. 2, 2003); *Occidental Petroleum Co.* (avail. Jan. 2, 2003); *Lucent Technologies Inc.* (avail. Nov. 18, 2002); *Visteon Corporation* (avail. Feb. 20, 2002).[2]

In sum, the Proposal requests that Intel provide for votes "against" directors in Intel's proxy even though Intel's governing instruments do not opt out of plurality voting that is otherwise specified by Delaware law. Therefore, Intel requests the Staff's concurrence that Intel may omit the Proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because implementation of the Proposal would result in Intel's 2005 Proxy Materials being false and misleading in violation of Rule 14a-9.

II. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because It Relates to the Election of Directors.

Intel believes that it may exclude the Proposal because it requests that Intel include in the 2005 Proxy Materials a stockholder's solicitation for votes against Intel's director nominees. Rule 14a-8(i)(8) allows a company to exclude a stockholder proposal when the proposal "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including Rule 14a-11, are applicable." SEC Release No. 34-12598 (July 7, 1976).

The Proposal requests that Intel provide stockholders the ability to vote against specific Intel director nominees (*i.e.*, those being considered at the 2005 annual meeting). Moreover, the statement in support of the Proposal asserts that "[b]y voting out company nominated directors,

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[2] The stockholder proposals at issue in these no-action letters are substantially similar to the Proposal in that all of these proposals requested revising a company's proxy card in the election of directors to allow stockholders to vote "against" nominees.

your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration." In this respect, the Proposal is comparable to proposals seeking to require a company to furnish proxy advisory firm voting recommendations in the company's proxy materials. As a result of recent technological changes, reduced regulation of proxy solicitations and other developments that promote communications among stockholders, non-traditional election contests may arise even with respect to director nominations submitted by a company's board. If a proxy advisory proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of the management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect stockholders by imposing disclosure obligations and other procedural safeguards when a stockholder solicits against the company's board nominees. Consequently, on multiple recent occasions, the Staff has concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy material under Rule 14a-8(i)(8). *See, e.g.*, *Tenet Healthcare Corp.* (avail. Mar. 15, 2004); *Peabody Energy Corp.* (avail. Feb. 19, 2004); *PG&E Corp.* (avail. Feb. 4, 2004); *Wilshire Oil Co. of Texas* (avail. March 28, 2003); *Healthsouth Corp.* (avail. Mar. 10, 2003); *Lipid Sciences, Inc.* (avail. May 2, 2002); *Exxon Mobil Corp.* (avail. Mar. 20, 2002); *Cirrus Logic, Inc.* (avail. July 18, 2000); *Gillette Co.* (avail. Feb. 25, 2000); *Bristol-Myers Squibb Co.* (avail. Feb. 24, 2000); *Citigroup Inc.* (avail. Feb. 24, 2000); *Warner-Lambert Co.* (avail. Feb. 24, 2000); *Equus II Inc.* (avail. Feb. 24, 2000); *Pfizer, Inc.* (avail. Feb. 22, 2000).

The Staff has consistently permitted the exclusion of proposals that similarly question the suitability of directors to hold office. In *Xerox Corp.* (avail. Mar. 9, 2001), the Staff concurred on the basis of Rule 14a-8(i)(8) that a proposal may be excluded that included accusatory statements that current directors had committed a "serious breach of trust," were "dominated and influenced by employee directors," and must "accept responsibility for [the] unacceptable performance" of the company. *See also Honeywell Int'l. Inc.* (avail. Mar. 2, 2000); *Black & Decker Corp.* (avail. Jan. 21, 1997).

Furthermore, the Staff has previously granted no-action relief under Rule 14a-8(i)(8) to companies that received similar proposals from the Proponent. The Staff determined that one of Proponent's prior proposals could be omitted in its entirety unless the following supporting statement was deleted: "Please vote YES for this proposal and place an 'X—against All', for #1 proposal on line for 'except' director nominees, until they stop this practice." *See Phillips-Van Heusen Corp.* (avail. Apr. 6, 1999); *Crown Cork & Seal Co., Inc.* (avail. Feb. 24, 1999); *Entergy Corp.* (avail. Jan 19, 1999).

In *AT&T Corp.* (avail. Mar. 11, 2002) (*Recon.*), *Wm. Wrigley Jr. Co.* (avail. Jan. 2, 2002), and *Exxon Mobil Corp.* (avail. Feb. 26, 2002), the Proponent's proposals included an additional proposal: "FURTHER: Since Management claims the right to advise an 'AGAINST' vote in matters presented by Shareowners, I likewise have the right to ask for a vote 'AGAINST' all Company select nominees for Director until directors stop the practice of excessive remuneration for Management other than base pay and some acceptable perks." The Staff, agreeing with the companies' treatment of the statement as a separate proposal, found that it was excludable under Rule 14a-8(i)(8).

Similarly, the Proponent here seeks to foster votes against Intel's board nominees. The Proposal does not relate to Intel's general solicitation process, but instead specifically addresses voting on its nominees at Intel's annual meetings. Like the Proponent's past proposals, this Proposal attempts to garner votes against the current directors with impugning allegations that, among other things, the directors are engaging in "outlandish remuneration." Because the Proposal's stated purpose is to generate votes in opposition to Intel's director nominees, we believe it is excludable under Rule 14a-8(i)(8).

III. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

The Proposal is moot because Intel's existing proxy card and a proxy card, as revised by the Proposal, would produce the identical result in determining which director nominee is elected to Intel's board. Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if it has been rendered moot because a company has already substantially implemented the proposal. The Staff has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. *See* Release No. 34-20091 (August 16, 1983).

The Proposal seeks to change the proxy card by using the word "against" in the election of directors section of the proxy card, rather than "withhold." As previously discussed, Intel is a Delaware company and, because Intel's Certificate of Incorporation and Bylaws do not opt out of the Delaware provision for plurality voting for directors, a vote "against" a director has no effect under the Delaware laws. As a result, regardless of whether the proxy card contains the word "withhold" or the word "against," the same directors would be elected, creating an identical result.

For these reasons, we believe that the Proposal may be excluded under Rule 14a-8(i)(10) because the Proposal has already been substantially implemented since the outcome of the election of directors would be identical if the word "against" were to be substituted for the word "withhold" on Intel's proxy card.

IV. The Proposal Is Excludable under Rule 14a-8(i)(6) as Intel Lacks the Power to Implement It.

Rule 14a-8(i)(6) permits the omission of a stockholder proposal and any statement in support thereof if the proposal deals with a matter beyond a company's power to effectuate. The Proposal requests that Intel's stockholders approve, at the 2005 annual meeting changes to Intel's proxy cards "for the Year 2005 meeting." Intel would be incapable of implementing such a change as proposed. The Proposal calls for a vote of stockholders at the 2005 meeting to change the voting cards for the 2005 meeting. If the Proposal was to obtain the requisite stockholder approval at the 2005 annual meeting, Intel would lack the power to implement the Proposal as 2005 annual meeting will have been held and completed. Thus, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because Intel lacks the power to implement it.

V. Portions of the Proposal are Materially False And Misleading in Violation of Proxy Rule 14a-9 and, Therefore, Require Revision Under Rule 14a-8(i)(3).

Should the Staff determine that the Proposal is not excludable under the bases discussed above, we respectfully request that the Staff require the Proponent to revise the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous statements that are materially false or misleading in violation of Rule 14a-9.

SEC Staff Legal Bulletin No. 14B (avail. Sept. 15, 2004) (SLB 14B) reiterates that Rule 14a-8(i)(3) permits exclusion of a proposal or statement that is contrary to Rule 14a-9. As discussed above, Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading." Note (b) to Rule 14a-9 states that "misleading" material includes that which "[d]irectly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Specifically, unfounded assertions representing the unsubstantiated personal opinion of a stockholder have long been viewed as excludable under this provision. *See, e.g., Detroit Edison Co.* (avail. Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)) and *MascoTech, Inc.* (avail. April 3, 2000) (statement that "[t]urnover [of directors] reduces the possibility of inbreeding—so prevalent historically at Masco companies—and provides sources of new ideas, viewpoints, and approaches" could be omitted under Rule 14a-8(i)(3)). Furthermore, SLB 14B states, in relevant part, "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate" where:

- "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation"; and

- "the company demonstrates objectively that a statement is materially false or misleading."

As discussed above with respect to the Proposal, and as discussed below with respect to the supporting statement, in light of the numerous ways in which the Proposal and supporting statement are false and misleading, it is appropriate to exclude the entire Proposal. If the Staff does not agree with the exclusion of the entire proposal, we request that no action be taken if we omit the statements described herein.

1. The Proposal Impugns Intel's Management in Violation of Rule 14a-9.

The Proposal contains several unsupported, false and misleading assertions that Intel's officers and directors are acting improperly. As stated above, SLB 14B supports the exclusion of statements that "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." Specifically, we believe that the following statements improperly impugn the character of Intel's officers and directors and charge that they have acted improperly:

- "These are YOUR assets being diverted for mostly Management's gain;" and

- "A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire."

The first statement indicates that Intel's leadership has acted improperly by wasting corporate assets. The second statement impugns the character of Intel's management by indicating that these individuals "desire" an "exorbitant" lifestyle. The Proponent provides no supporting evidence for any of these allegations, which are, at most, the Proponent's opinions. In addition, these statements are irrelevant to the subject matter of the Proposal, the return of "Against" to voting cards in the election of directors, and are likely to cause stockholder confusion regarding the matter on which they are being asked to vote. These statements each impugn Intel's management and directors without factual foundation and do not relate to the matter on which stockholders are being asked to vote and are therefore all false and misleading in violation of Rule 14a-9.

2. The Proposal Mischaracterizes the Proxy Materials.

The Proposal also mischaracterizes Intel's Proxy Materials in contravention of Rule 14a-8(i)(3). As stated above, SLB 14B supports exclusion or modification of statements where "the company demonstrates objectively that a statement is materially false or misleading." On this basis, we believe the following statements must be excluded: "You are denied 'The Right of Dissent', a violation of the Constitution or the Bill of Rights."

This statement is materially false and misleading for a number of reasons. First, not having "against" on the voting cards for director elections is not a violation of the Constitution or the Bill of Rights. Second, the proxy card provides stockholders an opportunity to withhold votes on the election of directors and to abstain from voting on each other agenda matter. Thus, Intel's proxy materials effectively provide a means for a stockholder to dissent. As discussed above, Rule 14a-4 does not contemplate any method by which a stockholder may vote out of office a director nominee when a company is incorporated in a state that does not give legal effect to "against" votes in the election of directors, and this is the case with Intel, a Delaware corporation. Thus, under both state law and the proxy rules, there is no "right" to vote against director nominees. As a result, the Proposal's statement suggesting otherwise is both false and misleading in violation of Rule 14a-9.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff take no action if Intel excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal from the Intel Legal Department at (408) 765-2283.

Sincerely,



Ronald O. Mueller

Attachments

cc: Rachel Kosmal, Intel Corporation
Robert D. Morse

70298735v7

EXHIBIT A

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
September 16, 2004

Office of The Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

Dear Secretary:

I wish to enter the enclosed Proposal to be placed in the Proxy Material for the 2005 Stockholders Meeting. I am enclosing proof as per your past requirements that I am the continuous owner of $2000.00 or more of Intel Company stock for over one year, have not sold or exchanged same during that time, and will continue to hold until after the Meeting. It is also understood that I will attend or be represented at the meeting.

Sincerely,

Robert D. Morse



Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
September 16, 2004

Office of The Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Intel corporation stock, propose that Management and Directors return the word "Against" to all voting cards on the vote for Director for the Year 2005 meeting.

REASONS:

As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Robert D. Morse

 **Waterhouse**

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

September 08, 2004

Robert D Morse
212 Highland Ave
Moorestown, NJ 08057

RE: Account # 366-26777

Dear Robert Morse,

Please find enclosed the information that you have requested.

Please call Customer Service at (800) 934-4448 if you have any questions regarding this matter.

Sincerely,

Librina Pierre
Customer Relationship Management

 **Waterhouse**

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

September 08, 2004

Office of the Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

RE: Robert D Morse
212 Highland Avenue
Moorestown, NJ 08057-2717
Ph: 856-235-1711

To Whom It May Concern:

This letter is to confirm that Robert D Morse purchased and held the security listed below, which is held in street name at TD Waterhouse Investor Services, Inc. Please be advised that these shares have not been sold or transferred in this account during the period listed.

- October 02, 2000 Bought 100 shares of Intel Corporation (INTC) at $42.00
- March 02, 2001 Bought 100 shares of Intel Corporation (INTC) at $29 13/16
- January 30, 2003 Bought 300 shares of Intel Corporation (INTC) at $16.64

Please call Customer Service at (800) 934-4448 if you have any questions regarding this matter.

Sincerely,

Librina Pierre
Customer Relationship Management

EXHIBIT B

Exhibit 3.1

SECOND RESTATED CERTIFICATE OF INCORPORATION

OF

INTEL CORPORATION

INTEL CORPORATION, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is Intel Corporation.

SECOND: The original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on March 1, 1989, and the original name of the corporation was Intel Delaware Corporation. The first Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on May 11, 1993.

THIRD: Pursuant to Section 245 of the General Corporation Law of the State of Delaware, the provisions of the Certificate of Incorporation as heretofore amended and supplemented are hereby restated and integrated into the single instrument which is hereinafter set forth, and which is entitled "Second Restated Certificate of Incorporation of Intel Corporation," without further amendment and without any discrepancy between the provisions of the Certificate of Incorporation as heretofore amended and supplemented and the provisions of such single instrument as hereinafter set forth.

FOURTH: The Board of Directors of the corporation has duly adopted this Second Restated Certificate of Incorporation pursuant to the provisions of Section 245 of the General Corporation Law of the State of Delaware in the form set forth as follows:

---

as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

8. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

9. To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This Article 9 does not affect the availability of equitable remedies for breach of fiduciary duties. Any repeal or modification of the provisions of this Article 9 by the stockholders of the Corporation shall not adversely affect any right or protection of any director existing at the time of such repeal or modification.

10. The vote of the stockholders of the Corporation which shall be required to approve any Business Combination (as hereinafter defined) shall be as set forth in this Article 10.

(1) In addition to any affirmative vote required by law, any other provision of this Second Restated Certificate of Incorporation or otherwise, and except as otherwise expressly provided in paragraph (2) or (6) of this Article 10, none of the following transactions shall be consummated unless and until such transaction shall have been approved by the affirmative vote of the holders of at least 66-2/3 percent of the combined voting power of the outstanding shares of stock of all classes and series of the Corporation entitled to vote generally in the election of directors ("Capital Stock"):

(A) any merger or consolidation of the Corporation or any material Subsidiary (as hereinafter defined) with or into (i) any corporation which is an Interested Stockholder (as hereinafter defined) or (ii) any other corporation which is or after such merger or consolidation would be an Interested Stockholder; or

(B) any sale, License (as hereinafter defined), lease, exchange, mortgage, pledge, transfer or other disposition (whether in one transaction or a series of transactions) to or with any Interested Stockholder of any material asset or assets of the Corporation; or

(C) the issuance or transfer by the Corporation or any Subsidiary (whether in one transaction or a series of transactions) to an Interested Stockholder of any securities of the Corporation or any Subsidiary in exchange for cash, securities, or other property (or a combination thereof) having an aggregate Fair Market Value (as hereinafter defined) of $20 million or more; or

(D) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation or any material Subsidiary; or

(E) any reclassification of any securities of the Corporation (including any reverse stock split), any recapitalization of the Corporation, any merger or consolidation of the Corporation with or into any of its Subsidiaries, or any other transaction (whether or not with or involving any Interested Stockholder), which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of stock or series thereof of the Corporation or of any Subsidiary directly or indirectly Beneficially Owned (as hereinafter defined) by any Interested Stockholder or as a result of which the stockholders of the Corporation would cease to be stockholders of a corporation having, as part of its articles or certificate of incorporation, provisions to the same effect as this Article 10 and the provisions of Article 12 hereof relating to amendments or changes to this Article 10.

The term "Business Combination" as used in this Article 10 shall mean any transaction or proposed transaction which is referred to in any one or more of the subparagraphs (A) through (E) of this paragraph (1) of this Article 10.

(2) The provisions of paragraph (1) of this Article 10 shall not be applicable to any particular Business Combination, and such Business Combination shall require only such vote, if any, as is required by law and any other Article hereof or any agreement between the Corporation and any national securities exchange or otherwise, if all of the conditions specified in either of the following paragraphs (A) or (B) are satisfied:

(A) such Business Combination shall have been approved by a majority of the Disinterested Directors (as hereinafter defined) or, in the case of a License, approved by a majority of the Disinterested Directors or a committee of Disinterested Directors designated by the Board of Directors; or

(B) if all the conditions specified in each of the following subparagraphs (i), (ii), (iii), (iv) and (v) are satisfied:

(i) the aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of any consideration other than cash to be received per share by holders of Capital Stock in such Business Combination, shall be at least equal to the higher of the following:

(a) if applicable, the highest per share price (including any brokerage commissions, transfer taxes, soliciting dealers' fees and other expenses) paid by the interested Stockholder involved in such Business Combination for any shares of Capital Stock acquired by it during the five-year period immediately prior to the consummation date of such Business Combination; and

(b) the Fair Market Value per share of Capital Stock on the Determination Date (as hereinafter defined) in respect of such Interested Stockholder, the Announcement Date (as hereinafter defined) or the consummation date of such Business Combination, whichever is highest; provided, however, that the prices referred to in the foregoing clauses (a) and (b) of this subparagraph (i) shall be adjusted to reflect fairly any stock dividend, stock split, reverse stock split, combination of shares, recapitalization, reorganization or similar event affecting the number of shares of Capital Stock outstanding and the market price per share of outstanding shares of Capital Stock which has occurred after the date as of which such price is determined; and

(ii) unless otherwise specifically required by law, the holders of shares of Capital Stock shall have the right, at their option, to receive payment in cash as the consideration for their shares in the Business Combination, if cash was previously paid by the Interested Stockholder involved in such Business Combination in order to acquire any shares of Capital Stock or any interest in shares of Capital Stock within the two-year period immediately prior to the Announcement Date; and

(iii) after the Determination Date in respect of the Interested Stockholder involved in such Business Combination and prior to the consummation of such Business Combination:

(a) if regular dividends have been paid by the Corporation, except as approved by a majority of the Disinterested Directors, there shall have been no failure to declare and pay at the regular date thereof any dividend (whether or not cumulative);

(b) there shall have been no reduction in the annual rate of dividends, if any, paid on the Capital Stock (except as necessary to reflect any subdivision of the Capital Stock), except as approved by a majority of the Disinterested Directors;

(c) there shall have been an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split or combination of shares), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Capital Stock, unless the failure to increase such annual rate is approved by a majority of the Disinterested Directors; and

(d) such Interested Stockholder shall not have become the beneficial owner of any additional shares of the Capital Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder; and

(iv) after the Determination Date in respect of the Interested Stockholder involved in such Business Combination, such Interested Stockholder shall not have received the benefit, directly or indirectly (except as a shareholder of the Corporation, in proportion to its shareholding), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise; and

(v) a proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing or revising such Act, rules or regulations) shall, at the Corporation's expense, be mailed to stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act, rules or regulations or subsequent provisions), and the Disinterested Directors, if there are any at the time, shall have been provided a reasonable opportunity to state their views therein with respect to such proposed Business Combination and to include therewith an opinion of an independent investment banking or appraisal firm selected by the Disinterested Directors with respect to such Business Combination.

(3) For purposes of this Article 10;

(A) An "Affiliate" of a person shall mean any person who, directly or indirectly, controls, is controlled by or is under common control with such person.

(B) "Announcement Date" with respect to any Business Combination means the date on which the proposal of such Business Combination is publicly announced.

(C) An "Associate" shall mean

(i) with respect to a corporation or association, any officer or director thereof or of a subsidiary thereof,

(ii) with respect to a partnership, any general partner thereof or any limited partner thereof having a ten percent ownership interest in such partnership,

(iii) with respect to any other trust or an estate, any officer or trustee thereof or of any subsidiary thereof,

(iv) with respect to any other trust or an estate, any trustee, executor or similar fiduciary and any person who has a substantial interest as a beneficiary of such trust or estate,

(v) with respect to a natural person, the spouses and children thereof and any other relative thereof or of the spouse thereof who has the same home, and

(vi) any Affiliate of any such person.

(D) A person shall be a "Beneficial Owner" of, or have "Beneficial Ownership" of or "Beneficially Own," any Capital Stock over which such person or any of its Affiliates or Associates, directly or indirectly, through any contract, arrangement, understanding or relationship, has or shares or, upon the exercise of any conversion right, exchange right, warrant, option or similar interest (whether or not then exercisable), would have or share either (i) voting power (including the power to vote or to direct the voting) of such security or (ii) investment power (including the power to dispose or direct the disposition) of such security. For the purposes of determining whether a person is an Interested Stockholder, the number of shares of Capital Stock deemed to be outstanding shall include any shares Beneficially Owned by such Person even though not actually outstanding, but shall not include any other shares of Capital Stock which are not outstanding but which may be issuable to other persons pursuant to any agreement, arrangement or understanding, or upon exercise of any conversion right, exchange right, warrant, option or similar interest.

(E) "Consolidated Transaction Reporting System" shall mean the system of reporting securities information operated under the authority of Rule 11Aa3-1 under the Securities Exchange Act of 1934, as such rule may from time to time be amended, and any successor rule or rules.

(F) "Determination Date" in respect of an Interested Stockholder shall mean the date on which such Interested Stockholder first became an Interested Stockholder.

(G) "Disinterested Director" shall mean any member of the Board of Directors of the Corporation who is not an Affiliate or Associate of, and was not directly or indirectly a nominee of, any Interested Stockholder involved in such Business Combination or any Affiliate or Associate of such Interested Stockholder and who (i) was a member of the Board of Directors of Intel Corporation, a California corporation, on April 16, 1986; (ii) was a member of the Board of Directors of the Corporation prior to the time that such Interested Stockholder became an Interested Stockholder or (iii) is a successor of a Disinterested Director and was nominated to succeed a Disinterested Director by a majority of the Disinterested Directors on the Board of Directors at the time of his nomination. Any reference to "Disinterested Directors" shall refer to a single Disinterested Director if there be but one. Any reference to an approval, designation or determination by a majority of the Disinterested Directors shall mean such approval, designation or determination by a committee of the Board of Directors comprised of all Disinterested Directors and exercising its authority as a committee of the Board to the extent permissible by law.

(H) "Fair Market Value" as of any particular date shall mean (i) in the case of stock, the average of the closing sale price during the 90 trading days immediately preceding the date in question of a share of such stock on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the average of the last sale prices at 4:00 p.m. New York time during the 90 trading days immediately preceding the date in question reported in the Consolidated Transaction Reporting System (as heretofore defined) or, if such stock is not so reported, the average of the highest reported bid and the lowest reported asked quotations for a share of such stock furnished by the National Association of Securities Dealers Automated Quotation System or any successor quotation reporting system or, if quotations are not available in such system, as furnished by the National Quotation Bureau Incorporated or, if quotations are not available in such system, any similar organization furnishing quotations and, if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Disinterested Directors in good faith and (ii) in the case of property other than cash or stock, the fair market value of such stock or property, as the case may be, on the date in question as determined by a reputable investment banking or appraisal firm in good faith (such firm to be engaged solely on behalf of the stockholders other than the Interested Stockholder, to be paid a reasonable fee for their services by the Corporation upon receipt of such opinion and which fee shall not be contingent on the consummation of the action or transaction, to be a firm which has not previously been associated with or rendered substantial services to or acted as manager of an underwriting or as agent for the Interested Stockholder or any other person whose stock in the Corporation or any Subsidiary the Interested Stockholder beneficially owns or controls, and to be selected by a majority of the Disinterested Directors) and which value has been approved by a majority of the Disinterested Directors in good faith.

(I) "Interested Stockholder" shall mean any person, other than the Corporation, any Subsidiary or any employee benefit plan of the Corporation or any Subsidiary, who or which (i) is the Beneficial Owner, directly or indirectly, of shares of Capital Stock which are entitled to cast five percent or more of the total votes which all of the then outstanding shares of Capital Stock are entitled to cast in the election of directors or is an Affiliate or Associate of any such person or (ii) acts with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Corporation, and such group is the Beneficial Owner, directly or indirectly, of shares of Capital Stock which are entitled to cast five percent or more of the total votes which all of the then outstanding shares of Capital Stock are entitled to cast in the election of directors, and any reference to a particular Interested Stockholder involved in a Business Combination shall also refer to any Affiliate or Associate thereof, any predecessor thereto and any other person acting as a member of a partnership, limited partnership, syndicate or group with such particular Interested Stockholder within the meaning of the foregoing clause (ii) of this subparagraph (I).

(J) "License" shall mean a material license which is not granted in standard commercial transactions and is not generally available to commercial customers of the Corporation.

(K) A "person" shall mean any individual, firm, corporation (which shall include a business trust), partnership, joint venture, trust or estate, association or other entity.

(L) "Subsidiary" shall mean any corporation or partnership of which a majority of any class of its equity securities is owned, directly or indirectly, by the Corporation.

(4) A majority of the Disinterested Directors shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article 10, including, without limitation (i) whether a person is an Interested Stockholder, (ii) the number of shares of Capital Stock Beneficially Owned by any person, (iii) whether a person is an Affiliate or Associate of another person, (iv) whether the requirements of

1. The name of the Corporation is Intel Corporation.

2. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4. The total number of shares of all classes of stock that the Corporation is authorized to issue is ten billion fifty million (10,050,000,000) consisting of ten billion (10,000,000,000) shares of Common Stock with a par value of one-tenth of one cent ($.001) per share and fifty million (50,000,000) shares of Preferred Stock with a par value of one-tenth of one cent ($.001) per share. The Preferred Stock may be issued in one or more series, and the Board of Directors of the Corporation is expressly authorized (i) to fix the descriptions, powers, preferences, rights, qualifications, limitations, and restrictions with respect to any series of Preferred Stock and (ii) to specify the number of shares of any series of Preferred Stock.

5. The Board of Directors is expressly authorized to make, alter, or repeal the bylaws of the Corporation.

6. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

7. Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation,

paragraph (2) of this Article 10 have been met with respect to any Business Combination, and (v) whether two or more transactions constitute a "series of transactions" for purposes of paragraph (1) of this Article 10. The good faith determination of a majority of the Disinterested Directors on such matters shall be conclusive and binding for all purposes of this Article 10.

(5) Nothing contained in this Article 10 shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

(6) The provisions of paragraph (1) of this Article 10 shall not be applicable to any particular Business Combination, and such Business Combination shall require only such vote of stockholders, if any, as is required by law and any other Article hereof or any agreement between the Corporation and any national securities exchange or otherwise, if on the date of determining the stockholders entitled to vote on such Business Combination, the laws of the State of Delaware do not permit the corporation to require the affirmative vote of the holders of at least 66-2/3 percent of the combined voting power of the outstanding shares of Capital Stock to approve such Business Combination.

11. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by the stockholders.

12. In addition to any requirements of law and any other provisions hereof (and notwithstanding the fact that approval by a lesser vote may be permitted by law or any other provision hereof), the affirmative vote of the holders of at least 66-2/3 percent of the voting power of the then outstanding shares of stock of all classes and all series of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal, or adopt any provision inconsistent with, this Article 12 or Articles 10 or 11 hereof.

IN WITNESS WHEREOF, Intel Corporation has caused this certificate to be signed by its Senior Vice President and General Counsel and attested by its Corporate Secretary this 24th day of February, 2003.

By: /s/ F. Thomas Dunlap, Jr.
Senior Vice President and General Counsel

Attest: /s/ Cary I. Klafter
Corporate Secretary

EXHIBIT C

EX-3.2 2 dex32.htm INTEL CORPORATION BYLAWS AS AMENDED

EXHIBIT 3.2

INTEL CORPORATION

BYLAWS

ARTICLE I

Offices

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at 2200 Mission College Boulevard, Santa Clara, County of Santa Clara, State of California, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

Stockholders' Meetings

Section 1. Place of Meetings.

(a) Meetings of the stockholders of the corporation shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the corporation required to be maintained pursuant to Section 2 of Article I hereof.

(b) The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the Delaware General Corporation Law. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

Section 2. Annual Meetings. The annual meetings of the stockholders of the corporation for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors, but in no event more than fifteen (15) months after the date of the preceding annual meeting.

Section 3. Special Meetings. Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by the Chairman of the Board or the President or the Board of Directors at any time.

Section 4. Notice of Meetings.

(a) Except as otherwise provided by law or the Certificate of Incorporation, written notice (as the term "written" is defined in Article XII hereof) of each meeting of stockholders, specifying the place, if any, date and hour of the meeting; the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting; and the purpose or purposes of the meeting, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote thereat, directed to the stockholder in accordance with the procedures set forth in Article X hereof. Notice shall be deemed to have been given to all stockholders of record who share an address if notice is given in accordance with the "householding" rules set forth in Rule 14a-3(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act").

(b) If at any meeting action is proposed to be taken which, if taken, would entitle stockholders fulfilling the requirements of Section 262(d) of the Delaware General Corporation Law to an appraisal of the fair value of their shares, the notice of such meeting shall contain a statement of that purpose and to that effect and shall be accompanied by a copy of that statutory section.

(c) When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken unless the adjournment is for more than thirty days, or unless after the adjournment a new record date is fixed for the adjourned meeting, in which event a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(d) Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, either before or after such meeting, and to the extent permitted by law, will be waived by any stockholder by his attendance thereat, in person or by proxy. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

(e) Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

Section 5. Quorum and Voting.

(a) At all meetings of stockholders, except where otherwise provided by law, the Certificate of Incorporation, or these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. Shares, the voting of which at said meeting have been enjoined, or which for any reason cannot be lawfully voted at such meeting, shall not be counted to determine a quorum at said meeting. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

(b) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the voting power represented at any meeting at which a quorum is present shall be valid and binding upon the corporation.

Section 6. Voting Rights.

(a) Except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the corporation on the record date for determining the stockholders entitled to vote at said meeting shall be entitled to vote at such meeting. Shares standing in the names of two (2) or more persons shall be voted or represented in accordance with the determination of the majority of such persons, or, if only one (1) of such persons is present in person or represented by proxy, such person shall have the right to vote such shares and such shares shall be deemed to be represented for the purpose of determining a quorum.

(b) Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent, which proxy shall be filed with the Secretary of the corporation at or before the meeting at which it is to be used. Said proxy so appointed need not be a stockholder. No proxy shall be voted on after three (3) years from its date unless the proxy provides for a longer period.

Section 7. List of Stockholders. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder. Nothing contained in Section 219 of the Delaware General Corporation Law shall require the corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 8. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. To be effective, a written consent must be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this section to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation in accordance with this section.

(b) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (a) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder, and (b) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. Except to the extent and in the manner authorized by the Board of Directors, no consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

(c) Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(d) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date of such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the corporation in the manner required by this section.

Section 9. Nominations and Stockholder Business.

(a) Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the corporation's notice of meeting, (b) by or at the direction of the Board of Directors, or (c) by any stockholder of the corporation who is a stockholder of record at the time of giving of notice provided for in this Section 9, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 9.

(b) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to this Section 9, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, and such business must be a proper subject for stockholder action under the Delaware General Corporation Law. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation (if delivered by electronic mail or facsimile, the stockholder's notice shall be directed to the Secretary at the electronic mail address or facsimile number, as the case may be, specified in the company's most recent proxy statement) not less than forty-five (45) days nor more than one hundred twenty (120) days prior to the date on which the corporation first mailed its proxy materials for the prior year's annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed (other than as a result of adjournment) by more than thirty (30) days from the anniversary of the previous year's annual meeting, notice by the stockholder to be timely must be delivered not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owners if any on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, and (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(c) Notwithstanding anything in this Section 9 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement specifying the size of the increased Board of Directors made by the corporation at least seventy (70) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 9 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) by any stockholder of the corporation who is a stockholder of record at the time of giving of notice provided for in this section, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this section. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder's notice required by this section shall be delivered to the Secretary at the principal executive offices of the corporation (if delivered by electronic mail or facsimile, the stockholder's notice shall be directed to the Secretary at the electronic mail address or facsimile number, as the case may be, specified in the company's most recent proxy statement) not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(e) Only those persons who are nominated in accordance with the procedures set forth in this section shall be eligible for election as directors at any meeting of stockholders. Only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this section. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this section and, if any proposed nomination or business is not in compliance with this section, to declare that such defective proposal shall be disregarded.

(f) For purposes of this section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 9, 13, 14 or 15(d) of the Exchange Act.

(g) Notwithstanding the foregoing provisions of this Section 9, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 9. Nothing in this Section 9 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

ARTICLE III

Directors

Section 1. Number and Term of Office. The number of directors which shall constitute the whole of the Board of Directors shall be thirteen (13). With the exception of the first Board of Directors, which shall be elected by the incorporator, and except as provided in Section 3 of this Article III, the directors shall be elected by a plurality vote of the shares represented in person or by proxy, at the stockholders annual meeting in each year and entitled to vote on the election of directors. Elected directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 2. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by or under the direction of the Board of Directors.

Section 3. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and each director so elected shall hold office for the unexpired portion of the term of the director whose place shall be vacant, and until his successor shall have been duly elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this section in the case of the death, removal or resignation of any director, or if the stockholders fail at any meeting of stockholders at which directors are to be elected (including any meeting referred to in Section 4 below) to elect the number of directors then constituting the whole Board.

Section 4. Resignations and Removals.

(a) Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one (1) or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

(b) Except as provided in Section 141 of the Delaware General Corporation Law, at a special meeting of stockholders called for the purpose in the manner hereinabove provided, the Board of Directors, or any individual director, may be removed from office, with or without cause, and a new director or directors elected by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of directors.

Section 5. Meetings.

(a) The annual meeting of the Board of Directors shall be held immediately after the annual stockholders' meeting and at the place where such meeting is held or at the place announced by the Chairman at such meeting. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 2 of Article I hereof. Regular meetings of the Board of Directors may also be held at any place within or without the State of Delaware which has been designated by resolutions of the Board of Directors or the written consent of all directors. Notice of regular meetings of the directors is hereby dispensed with and no notice whatever of any such meetings need be given.

(c) Special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President or by any two of the directors.

(d) Written notice of the time and place of all special meetings of the Board of Directors shall be delivered to each director at least twenty-four (24) hours before the start of the meeting, or if sent by first class mail, at least seventy-two (72) hours before the start of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat.

Section 6. Quorum and Voting.

(a) A quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time in accordance with Section 1 of Article III of these Bylaws, but not less than one (1); provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board at which a quorum is present, all questions and business shall be determined by a vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation, or these Bylaws.

(c) Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) The transactions of any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall deliver to the corporation a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 7. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or of such committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form or shall be in electronic form if the minutes are maintained in electronic form.

Section 8. Fees and Compensation. Directors shall not receive any stated salary for their services as directors but by resolution of the Board, a fixed fee, with or without expense of attendance, may be allowed for attendance at each meeting and at each meeting of any committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefor.

Section 9. Committees.

(a) Executive Committee: The Board of Directors may appoint an Executive Committee of not less than one (1) member, each of whom shall be a director. The Executive Committee, to the extent permitted by Delaware law, these Bylaws, the Executive Committee Charter or other resolutions of the Board of Directors, shall have and may exercise, when the Board of Directors is not in session, all powers of the Board of Directors in the management of the business and affairs of the corporation, including, without limitation, the power and authority to declare a dividend or to authorize the issuance of stock, except such committee shall not have the power or authority to (a) approve or adopt, or recommend to the corporation's stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the corporation.

(b) Other Committees: The Board of Directors may appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committee, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term: The members of all committees of the Board of Directors shall serve a term coexistent with that of the Board of Directors which shall have appointed such committee. The Board, subject to the provisions of subsections (a) or (b) of this Section 9, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee; provided, that no committee shall consist of less than one (1) member. The membership of a committee member shall terminate on the date of his death or voluntary resignation, but the Board may at any time for any reason remove any individual committee member and the Board may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not the member or members constitutes a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings: Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 9 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter; special meetings of any such committee may be held at the principal office of the corporation required to be maintained pursuant to Section 2 of Article I hereof, or at any place which has been designated from time to time by resolution of such committee or by written consent of all members thereof, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 10. Emeritus Director. The Board of Directors may, from time to time, elect one (1) or more Emeritus Directors, each of whom shall serve, at the pleasure of the Board, until the first meeting of the Board next following the Annual Meeting of Stockholders and for a maximum period of three (3) years, subject to an annual review, or until earlier resignation or removal by the Board (except that founders of the company may remain as Emeritus Directors, subject to the annual review, or until earlier resignation or removal by the Board). Emeritus Directors shall serve as advisors and consultants to the Board of Directors and may be appointed by the Board to serve as advisors and consultants to committees of the Board. Emeritus Directors may be invited to attend meetings of the Board or any committee of the Board for which they have been appointed to serve as advisors and consultants and, if present, may participate in the discussions occurring during such meetings. Emeritus Directors shall not be permitted to vote on matters brought before the Board or any committee thereof and shall not be counted for the purpose of determining whether a quorum of the Board or the committee is present. Emeritus Directors shall receive no fee for their services as Emeritus Directors. Emeritus Directors will not be entitled to receive reimbursement for expenses of meeting attendance, except as approved by the Chairman of the Board. Emeritus Directors may be removed at any time by the Board of Directors.

Section 11: Emergency Bylaws. In the event of any emergency, disaster or catastrophe, as referred to in Section 110 of the Delaware General Corporation Law, or other similar emergency condition, as a result of which a quorum of the Board of Directors or a standing committee of the Board cannot readily be convened for action, then the director or directors in attendance at the meeting shall constitute a quorum. Such director or directors in attendance may further take action to appoint one (1) or more of themselves or other directors to membership on any standing or temporary committees of the Board as they shall deem necessary and appropriate.

ARTICLE IV

Officers

Section 1. Officers Designated. The officers of the corporation shall be a Chairman of the Board of Directors who shall be a member of the Board of Directors, a President, one (1) or more Vice Presidents, a Secretary, and a Treasurer. The order of the seniority of the Vice Presidents shall be in the order of their nomination, unless otherwise determined by the Board of Directors. The Board of Directors or the Chairman of the Board or the President may also appoint one (1) or more assistant secretaries, assistant treasurers, and such other officers and agents with such powers and duties as it or he or she shall deem necessary. The Board of Directors may assign such additional titles to one (1) or more of the officers as they shall deem appropriate. Any one (1) person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 2. Tenure and Duties of Officers.

(a) General: All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. Nothing in these Bylaws shall be construed as creating any kind of contractual right to employment with the corporation.

(b) Duties of the Chairman of the Board of Directors: The Chairman of the Board of Directors shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(c) Duties of President: The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The President shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents: The Vice Presidents, in the order of their seniority, may assume and perform the duties of the President in the absence or disability of the President or whenever the office of the President is vacant. The Vice President shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) Duties of Secretary: The Secretary shall attend all meetings of the stockholders and of the Board of Directors and any committee thereof, and shall record all acts and proceedings thereof in the minute book of the corporation and shall keep the seal of the corporation in safe custody. The Secretary shall give notice, in conformity with these Bylaws, of all meetings of the stockholders, and of all meetings of the Board of Directors and any Committee thereof requiring notice. The Secretary shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer and Treasurer: Each of the Chief Financial Officer and the Treasurer shall control, audit and arrange the financial affairs of the corporation, consistent with the responsibilities delegated to each of them by the corporation's President. The Chief Financial Officer or Treasurer, as the case may be, shall receive and deposit all monies belonging to the corporation and shall pay out the same only in such manner as the Board of Directors may from time to time determine, and shall perform such other duties as the Board of Directors may require. It shall be the duty of the assistant treasurers to assist the Treasurer in the performance of the Treasurer's duties and generally to perform such other duties as may be delegated to them by the Board of Directors.

ARTICLE V

Execution of Corporate Instruments, and Voting of Securities Owned by the Corporation

Section 1. Execution of Corporate Instruments.

(a) The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute any corporate instrument or document, or to sign the corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the corporation.

(b) Unless otherwise specifically determined by the Board of Directors or otherwise required by law, formal contracts of the corporation, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board, the President, any Vice President or the Secretary. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

(c) All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation, or in special accounts of the corporation, shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Section 2. Voting of Securities Owned by Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors or, in the absence of such authorization, by the Chairman of the Board (if there be such an officer appointed), or by the President, or by any Vice President.

ARTICLE VI

Shares of Stock

Section 1. Form and Execution of Certificates. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of the corporation by, the Chairman of the Board (if there be such an officer appointed), or by the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2. Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to indemnify the corporation in such manner as it shall require and/or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfers. Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a certificate or certificates for a like number of shares, properly endorsed.

Section 4. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the date on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered (a) to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded, or (b) directly to the corporation, if authorized by the Board of Directors in the case of consents submitted by electronic transmission. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 5. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII

Other Securities of the Corporation

All bonds, debentures and other corporate securities of the corporation, other than stock certificates, may be signed by the Chairman of the Board or the President or any Vice President or such other person as may be authorized by the Board of Directors and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signature of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or Assistant Treasurer of the corporation, or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon shall have ceased to be such officer of the corporation before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE VIII

Corporate Seal

The corporation shall have a common seal, upon which shall be inscribed:

"Intel Corporation
Incorporated March 1, 1989
Delaware"

In the event the corporation changes its name, the corporate seal shall be changed to reflect such new name.

ARTICLE IX

Indemnification of
Officers, Directors, Employees and Agents

Section 1. Right to Indemnification. Each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, arbitration, alternative dispute mechanism, inquiry, administrative or legislative hearing, investigation or any other actual, threatened or completed proceeding, including any and all appeals, whether civil, criminal, administrative, or investigative (hereinafter a "Proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer, employee, or agent of the corporation (including service with respect to employee benefit plans) or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended or interpreted (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding (hereinafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right.

Section 2. Authority to Advance Expenses. Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding, provided, however, that if required by the Delaware General Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized in this Article or otherwise. Expenses incurred by other Agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the Board of Directors deems appropriate. Any obligation to reimburse the corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

Section 3. Right of Claimant to Bring Suit. If a claim under Section 1 or 2 of this Article is not paid in full by the corporation within thirty (30) days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit, in a court of competent jurisdiction in the state of Delaware, against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 4. Provisions Nonexclusive. The rights conferred on any person by this Article shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Certificate, agreement, or vote of the stockholders or disinterested directors is inconsistent with these Bylaws, the provision, agreement, or vote shall take precedence.

Section 5. Authority to Insure. The corporation may purchase and maintain insurance to protect itself and any Agent against any Expense, whether or not the corporation would have the power to indemnify the Agent against such Expense under applicable law or the provisions of this Article.

Section 6. Survival of Rights. The rights provided by this Article shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 7. Settlement of Claims. The corporation shall not be liable to indemnify any Agent under this Article (a) for any amounts paid in settlement of any action or claim effected without the corporation's written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 8. Effect of Amendment. Any amendment, repeal, or modification of this Article shall not adversely affect any right or protection of any Agent existing at the time of such amendment, repeal, or modification.

Section 9. Subrogation. In the event of payment under this Article, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

Section 10. No Duplication of Payments. The corporation shall not be liable under this Article to make any payment in connection with any claim made against the Agent to the extent the Agent has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.

ARTICLE X

Notices

(a) Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, the same shall be given in writing, either (a) timely and duly deposited in the United States Mail, postage prepaid, and addressed to the stockholder's last known post office address as shown by the stock record of the corporation or its transfer agent or (b) by a form of electronic transmission consented to by the stockholder to whom the notice is given, except to the extent prohibited by Section 232(e) of the Delaware General Corporation Law. Any consent to receive notice by electronic transmission shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if (i) the corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(b) Any notice required to be given to any director may be given by the method hereinabove stated. Any such notice, other than one which is delivered personally, shall be sent to such post office address, facsimile number or electronic mail address as such director shall have filed in writing with the Secretary of the corporation, or, in the absence of such filing, to the last known post office address of such director. It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one (1) permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(c) If no post office address of a stockholder or director be known, such notice may be sent to the office of the corporation required to be maintained pursuant to Section 2 of Article I hereof. An affidavit executed by a duly authorized and competent employee of the corporation or the transfer agent or other agent of the corporation appointed with respect to the class of stock affected, specifying the name and post office address or the names and post office addresses of the stockholder or stockholders, director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same (or, for any stockholder or director to whom notice has been directed by electronic transmission, the form of electronic transmission and the facsimile number, electronic mail address or other location to which such notice was directed and the time at which such notice was directed to each such director or stockholder), shall be prima facie evidence of the statements therein contained.

(d) All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing. All notices given to stockholders by a form of electronic transmission, as above provided, shall be deemed to have been given: (a) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (d) if by any other form of electronic transmission, when directed to the stockholder. All notices given to directors by a form of electronic transmission, as above provided, shall be deemed to have been given when directed to the electronic mail address, facsimile number, or other location filed in writing by the director with the Secretary of the corporation.

(e) The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such a stockholder or such director to receive such notice.

(f) Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation, or of these Bylaws, a waiver thereof in writing given by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

(g) Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) Whenever notice is to be given to the corporation by a stockholder under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, such notice shall be delivered to the Secretary at the principal executive offices of the corporation. If delivered by electronic mail or facsimile, the stockholder's notice shall be directed to the Secretary at the electronic mail address or facsimile number, as the case may be, specified in the company's most recent proxy statement.

ARTICLE XI

Amendments

Unless otherwise provided in the Certificate of Incorporation, these Bylaws may be repealed, altered or amended or new Bylaws adopted by written consent of the stockholders in the manner authorized by Section 8 of Article II, or at any meeting of the stockholders, either annual or special, by the affirmative vote of a majority of the stock entitled to vote at such meeting. The Board of Directors shall also have the authority to repeal, alter or amend these Bylaws or adopt new Bylaws (including, without limitation, the amendment of any Bylaws setting forth the number of directors who shall constitute the whole Board of Directors) by unanimous written consent or at any annual, regular, or special meeting by the affirmative vote of a majority of the whole number of directors, subject to the power of the stockholders to change or repeal such Bylaws and provided that the Board of Directors shall not make or alter any Bylaws fixing the qualifications, classifications, term of office or compensation of directors.

ARTICLE XII

Electronic Transmission

When used in these Bylaws, the terms "written" and "in writing" shall include any "electronic transmission," as defined in Section 232(c) of the Delaware General Corporation Law, including without limitation any telegram, cablegram, facsimile transmission and communication by electronic mail.

EXHIBIT B


Potter
Anderson
& Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

February 17, 2005

Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95052-8119

Re: Stockholder Proposal Submitted By Robert D. Morse

Ladies and Gentlemen:

We have acted as special Delaware counsel to Intel Corporation, a Delaware corporation (the "Company"), in connection with a certain stockholder proposal and supporting statement (the "Proposal") submitted by Robert D. Morse (the "Proponent"), which was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2005 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

In our capacity as special Delaware counsel, and in connection with our opinion hereinafter set forth, we have been furnished and have examined copies of only the following documents, all of which have been supplied to us by the Company or obtained from publicly available records:

1. The Second Restated Certificate of Incorporation of the Company, as filed with the Office of the Secretary of State of the State of Delaware on March 13, 2003, which we assume constitutes the certificate of incorporation of the Company as currently in effect (the "Certificate of Incorporation");

2. The Bylaws of the Company, as amended as of November 10, 2004, which we assume constitute the Bylaws of the Company as currently in effect (the "Bylaws"); and

3. The Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals, the conformity with authentic originals of all documents submitted to us as copies or forms, the genuineness of all signatures, and the legal capacity of natural persons; and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For purposes of rendering our opinion set forth herein, we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but have relied solely upon the foregoing documents, the statements and information set forth therein, all of which we have assumed to be true, complete, and accurate in all material respects.

The Proposal

The Proponent has submitted the Proposal that requests that the word "Against" be included on all proxy cards provided to stockholders for the election of directors at the 2005 annual meeting of stockholders. In particular, the Proposal reads as follows:

> I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Intel corporation stock, propose that Management and Directors return the word "Against" to all voting cards on the vote for Director for the Year 2005 meeting.

You have asked us to provide our opinion as to the effect under Delaware law of a vote "against" a nominee for election as a director of the Company.

Discussion

Section 216 of the General Corporation Law provides that, subject to any vote requirements set forth in the General Corporation Law, a corporation's certificate of incorporation or bylaws may specify the vote that is required for the transaction of business at a meeting of stockholders. In the absence of a specification in the corporation's certificate of incorporation or bylaws, Section 216(3) of the General Corporation Law provides as follows:

> Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

8 Del. C. § 216(3).

Neither the Certificate of Incorporation, nor the Bylaws specify a different vote for the election of the directors of the Company. Indeed, Article III, Section 1 of the Bylaws provides, in pertinent part, that "the directors shall be elected by a plurality vote of the shares represented in person or by proxy, at the stockholders annual meeting in each year and entitled to vote on the election of directors." This plurality vote requirement for the election of directors is the typical vote requirement for Delaware corporations. North Fork Bancorp., Inc. v. Toal, 825 A.2d 860, 865 n.12 (Del. Ch. 2000) ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy."), aff'd, Dime Bancorp, Inc. v. North Fork Bancorporation, Inc., 781 A.2d 693 (Del. 2001) (TABLE).

A "plurality" means that "that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election." 2 Model Business Corporation Act, § 7.28, pp. 7-186-87 (3rd ed. 2002); see also Black's Law Dictionary 1154 (6th ed. 1990) (defining "plurality" as "the excess of the votes cast for one candidate over those cast for any other"); Black's Law Dictionary 1176 (7th ed. 1999) ("A large number or quantity that does not constitute a majority; a number greater than another, regardless of the margin...."). Accordingly, a vote against a director, in and of itself, has no effect. For example, if three directors are to be elected at an election of directors and six persons have been nominated to fill the three available directorships, the three nominees receiving the greatest number of favorable votes will be elected to fill the three available directorships. Even if a greater number of votes were voted "against" the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of three of the other six nominees. Accordingly, a plurality vote requirement differs from a majority vote requirement because a candidate may be successful merely by receiving the greater number of votes cast, and would not need to receive a majority of all the votes cast. Black's Law Dictionary 1154 (6th ed. 1990) (stating that "the person who receives the greatest number of votes has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or in other words, more than one-half of the total number of votes cast.")

The Delaware Court of Chancery in North Fork is instructive on the "interplay between Delaware corporate law and the federal proxy rules" and provides a basis for understanding the effect of plurality voting. See Robert Todd Lang, The Director Election Process: Alternatives and Analysis, 18 No. 9 INSIGHTS 16, 19 (September 2004). Since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee."[1] North Fork, 826 A.2d at 869. Prior to adopting this rule, the SEC offered a proposed rule providing for the mandatory inclusion of an "against" voting option on proxy cards. However, the SEC received a number of public comments criticizing that proposal, and at the time noted as follows:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it *normally* would have no effect in an election. They also expressed concern that

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[1] In 1964, the Securities and Exchange Commission (the "SEC") first introduced the concept of a "withhold vote" option on proxy cards. See Robert Todd Lang, The Director Election Process: Alternatives and Analysis, 18 No. 9 INSIGHTS 16, 17 (September 2004).

> shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.

Id. (emphasis in original) (citing Shareholder Communications Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411 (S.E.C.) at 4 (Nov. 21, 1979)).

According to the Court in North Fork, the SEC reacted to those public comments by revising the rule to exclude the requirement that proxy cards include a vote against option. In lieu thereof, the SEC included in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees. The SEC explained that this option would enable stockholders to express dissent by some means other than simply abstaining.

Importantly, the Court in North Fork expressed its belief that the concerns of commentators that led to the present language of Rule 14a-4b(2) were justified "because most corporate votes typically require a plurality (and not a majority as was required by [defendant's] bylaws)...." North Fork, 826 A.2d at 869 n.23.[2] The Court noted that, by providing an option to vote against a slate, stockholders could be misled and believe that option offered the possibility of defeating the slate. Thus, the Court concluded that, "rather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

Conclusion

For the reasons set forth above, it is our opinion that, as a matter of Delaware law, in light of the fact that neither the Certificate of Incorporation nor the Bylaws opts out of the default plurality voting standard specified by the General Corporation Law, a vote "against" a nominee for election as a director of the Company would have no legal effect in determining whether a nominee is elected as a director of the Company.

The foregoing opinion is limited to the General Corporation Law as presently in effect. We have not considered and express no opinion with regard to, or as to the effect of, other laws, rules or regulations of the State of Delaware or the laws, rules or regulations of any other jurisdiction, state or federal, including, without limitation, federal laws, rules and regulations regulating securities.

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[2] The question in North Fork was whether the proxy cards marked "withhold authority" represented "voting power present" at the meeting. This question was important because the corporation's bylaws contained an atypical requirement that the directors be elected by a majority of the voting power present at a meeting.

This opinion is rendered only to you and is solely for your benefit in connection with the matters addressed herein. It is our understanding that you intend to provide a copy of this opinion letter to the SEC in connection with the matters addressed herein, and we hereby consent to your doing so. Except as expressly provided in this paragraph, this opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm, or corporation for any purpose, without our prior written consent.

Very Truly Yours,



670125v2: JFG/MKR

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 7, 2005

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(i)(2). In this regard, because Intel's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Intel's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Intel relies.

Sincerely,



Robyn Manos
Special Counsel